UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of November, 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

i

     Telvent GIT, S.A. (the “Company” or “Telvent”), a Spanish corporation, is an IT solutions and business information services provider for a sustainable and secure world. The Company specializes in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. The Company’s solutions and services are focused on industry segments where it believes increased efficiency can enable customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. The Company leverages its core competencies across its targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, the Company provides consulting, outsourcing and IT management through its Global Services segment.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares in 2004 that we would quarterly furnish to the U.S. Securities and Exchange Commission (the “SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and substantially the same other information required by a
Form 10-Q.
References
     Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€ ” are to the legal currency of the European Union;

(4)	“Beijing Blue Shield” or “Telvent Blueshield” refers to our subsidiary Telvent-BBS High & New Tech. (Beijing) Co, Ltd., which we acquired on April 26, 2006;

(5)	the “FASB” refers to the Financial Accounting Standards Board;

(6)	“Latin America” includes Mexico;

(7)	“Maexbic” refers to Maexbic, S.A., which we acquired on November 13, 2006;

(8)	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., in which we acquired a 58% interest on October 1, 2007 and the remaining 42% on May 21, 2009;

(9)	“North America” refers to the United States and Canada;

(10)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;

(11)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(12)	the “SEC” refers to the United States Securities and Exchange Commission;

(13)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;

(14)	“Telvent Brasil” refers to our subsidiary Telvent Brasil, S.A.;

(15)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(16)	“Telvent Caseta” or “Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007;

(17)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd. ;

(18)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC., on May 8, 2008;

(19)	“Telvent DTN” refers to our subsidiary “Telvent DTN, Inc.” (formerly known as DTN Holding Company, Inc.) which we acquired on October 28, 2008;

(20)	“Telvent Energia” refers to our subsidiary Telvent Energia, S.A.;

(21)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;

(22)	“Telvent Farradyne” or “Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;

(23)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;

(24)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;

(25)	“Telvent Miner & Miner” refers to our subsidiary Telvent Miner & Miner Inc. (formerly known as Miner and Miner, Consulting Engineers, Inc.);

(26)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;

(27)	“Telvent Portugal” refers to our subsidiary Telvent Portugal, S.L.;

(28)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc.;

(29)	“Telvent USA” refers to our subsidiary Telvent USA, Inc.; and

(30)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2009	2008
Assets:
Current assets:
Cash and cash equivalents	€46,748	€67,723
Restricted cash	—	18,085
Other short-term investments	698	589
Derivative contracts	2,811	8,046
Accounts receivable (net of allowances of € 804 as of September 30, 2009 and € 2,386 as of December 31, 2008)	115,065	152,951
Unbilled revenues	338,224	218,271
Due from related parties	14,490	18,322
Inventory	18,817	19,562
Other taxes receivable	17,322	18,565
Deferred tax assets	10,131	5,885
Other current assets	7,565	5,573

Total current assets	€571,871	€533,572
Deposits and other investments	7,553	7,595
Investments carried under the equity method	6,457	6,596
Property, plant and equipment, net	73,412	73,861
Long-term receivables and other assets	10,691	8,586
Deferred tax assets	24,549	26,726
Other intangible assets, net	39,238	48,444
Goodwill	334,748	345,345
Derivative contracts long-term	1,076	498

Total assets	€1,069,595	€1,051,223

Liabilities and equity:
Current liabilities:
Accounts payable	€289,200	294,947
Billings in excess of costs and estimated earnings	44,345	45,253
Accrued and other liabilities	23,629	16,927
Income and other taxes payable	11,295	27,770
Deferred tax liabilities	4,613	2,422
Due to related parties	92,724	29,105
Current portion of long-term debt	35,167	27,532
Short-term debt	60,075	56,728
Short-term leasing obligations	8,567	8,041
Derivative contracts	7,331	8,694

Total current liabilities	€576,946	€517,419
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2009	2008
Long-term debt less current portion	172,904	193,495
Long-term leasing obligations	14,564	18,599
Derivative contracts, long-term	1,734	4,877
Other long-term liabilities	39,041	37,745
Deferred tax liabilities	4,793	5,238
Unearned income	1,665	1,233

Total liabilities	€811,647	€778,606

Commitments and contingencies	—	—

Redeemable non-controlling interest	—	20,020

Equity:
Non-controlling interest	308	97
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares authorized and issued, same class and series	102,455	102,455
Treasury stock, at cost; September 11, 2009 — 370,962 shares	(4,707)	—
Additional paid-in capital	94,292	89,696
Accumulated other comprehensive income (loss)	(30,608)	(25,363)
Retained earnings	96,208	85,712

Total shareholder’s equity	€257,640	€252,500

Total equity	€257,948	€252,597

Total liabilities and equity	€1,069,595	€1,051,223

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues	€195,538	€169,669	€563,584	€457,604
Cost of revenues	134,354	128,034	369,505	343,620

Gross profit	€61,184	€41,635	€194,079	€113,984

General and administrative	25,909	17,091	85,516	46,244
Sales and marketing	7,290	5,054	20,787	17,091
Research and development	4,351	4,648	12,911	13,740
Depreciation and amortization	6,510	2,883	20,417	8,485

Total operating expenses	€44,060	€29,676	€139,631	€85,560

Income from operations	17,124	11,959	54,448	28,424
Interest expense	(6,490)	(4,798)	(23,069)	(10,742)
Interest income	124	—	237	34
Other financial income (expense), net	(672)	1,869	(4,556)	1,446
Income from companies carried under the equity method	(404)	183	(224)	309
Other income (expense), net	(293)	—	(1,073)	—

Total other income (expense)	€(7,735)	€(2,746)	€(28,685)	€(8,953)

Income before income taxes	9,389	9,213	25,763	19,471
Income tax expense (benefit)	981	1,999	2,783	3,273

Net income	€8,408	€7,214	€22,980	€16,198

Loss/(profit) attributable to non-controlling interest	(9)	(1,256)	(210)	(1,832)

Net income attributable to the parent company	€8,399	€5,958	€22,770	€14,366

Earnings per share
Basic net income attributable to the parent company per share	€0.25	€0.20	€0.67	€0.49

Diluted net income attributable to the parent company per share	€0.25	€0.20	€0.67	€0.49

Weighted average number of shares outstanding
Basic	34,033,676	29,247,100	34,073,851	29,247,100
Diluted	34,094,159	29,247,100	34,094,159	29,247,100

The Unaudited Consolidated Statements of Operations include the following income (expense) items arising from transactions with related parties. Cost of revenues include costs generated with related parties, and not all costs incurred to generate related party revenues.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues	€11,276	€10,176	€35,087	€25,354
Cost of revenues	(860)	(3,228)	(3,510)	(8,112)
General and administrative	(2,973)	(73)	(6,283)	(3,072)
Financial income (expense), net	(1,898)	(1,343)	(3,079)	(2,123)
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Nine Months Ended September 30,
	2009	2008
Cash flows from operating activities:
Net income attributable to the parent company	€22,770	€14,366
Less (loss)/profit attributable non-controlling interest	210	1,832
Net income	22,980	16,198
Adjustments to reconcile net income attributable to parent company to net cash provided by (used in) operating activities	34,117	10,740
Change in operating assets and liabilities, net of amounts acquired	(108,211)	(129,164)
Change in operating assets and liabilities due to temporary joint ventures	(2,724)	(323)

Net cash provided by (used in) operating activities	€(53,838)	€(102,549)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	17,892	8,590
Due from related parties	12,665	34,115
Acquisition of subsidiaries and non-controlling interest, net of cash	(20,964)	(738)
Purchase of property, plant & equipment	(6,692)	(5,790)
Investment in intangible assets	(5,464)	(1,284)
Disposal/(acquisition) of investments	(1,000)	(4,945)

Net cash provided by (used in) investing activities	€(3,563)	€29,948

Cash flows from financing activities:
Proceeds from long-term debt	25,021	1,331
Repayment of long-term debt	(34,460)	(1,187)
Proceeds from short-term debt	7,706	66
Repayment of short-term debt	(10,407)	(21,556)
Due to related parties	67,168	102,658
Dividends paid	(12,274)	(9,951)
Dividends paid to non-controlling interest	(1,283)	(1,163)
Proceeds (repayments) of government loans	(304)	(191)
Purchase of Treasury Stock	(4,707)	—

Net cash provided by (used in) financing activities	€36,460	€70,007

Net increase (decrease) in cash and cash equivalents	€(20,941)	€(2,594)
Net effect of foreign exchange in cash and cash equivalents	(34)	249
Cash and cash equivalents at the beginning of period	60,792	68,409
Joint venture cash and cash equivalents at the beginning of period	6,931	5,346

Cash and cash equivalents at the end of period	€46,748	€71,410

Supplemental disclosure of cash information
Cash paid for the period:
Income tax paid	€5,995	€10,651
Interest	19,124	4,537
Non-cash transactions:
Capital leases	€3,193	€2,101
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Equity
(In thousands of Euros except share amounts)

						Accumulated
				Additional		Other
	Ordinary Shares		Treasury	Paid-in	Retained	Comprehensive	Non-Controlling	Total
	Shares	Amount	Stock	Capital	Earnings	Income / (Loss)	Interest	Equity
Balance, December 31, 2008 (as restated)	34,094,159	€102,455	€—	€89,696	€85,712	€(25,363)	97	€252,597
Comprehensive income:

Net Income attributable to the parent company	—	—	—	—	22,770	—	—	22,770
Foreign currency translation adjustment	—	—	—	—	—	(7,650)	1	(7,649)
Derivatives qualifying as hedges	—	—	—	—	—	2,405	—	2,405

Total comprehensive income:								17,526
Purchase of treasury stock	—	—	(4,707)	—	—	—	—	(4,707)
Change in extraordinary variable compensation plan	—	—	—	4,419	—	—	—	4,419
Parent company stock purchase plan expense	—	—	—	177	—	—	—	177
Income attributable to non- controlling interest	—	—	—	—	—	—	210	210
Dividends paid	—	—		—	(12,274)	—	—	(12,274)

Balance, September 30, 2009	34,094,159	€102,455	€(4,707)	€94,292	€96,208	€(30,608)	308	€257,948

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
1. Description of Business
     Telvent is an IT solutions and business information services provider for a sustainable and secure world. The Company specializes in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. The Company’s solutions and services are focused on industry segments where it believes increased efficiency can enable its customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. The Company leverages its core competencies across its targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, the Company provides consulting, outsourcing and IT management through its Global Services segment.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     During the first quarter of 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Standard 810 on non-controlling interests in consolidated financial statements (pre-codification SFAS No. 160). As required by this Standard, the presentation of non-controlling interests, previously referred to as minority interest, has been changed retroactively and is now reflected as a component of total equity on the Consolidated Balance Sheets. Amounts reported in prior periods have not changed but have been reclassified to conform with the current period presentation. Earnings per share continue to be based on earnings attributable to the parent company.
     The results of operations for the nine-month period ended September 30, 2009 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2009, as amended by the Form 20-F/A filed with the SEC on October 1, 2009 and, with respect to our Audited Consolidated Financial Statements and Notes, as represented to show adjustments for our implementation of FASB Standard 810 on non-controlling interests in consolidated financial statements on our Current

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Report on Form 6-K furnished to the SEC on October 2, 2009 (as amended and represented, the “Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
3. Recent Accounting Pronouncements
Accounting Standards Codification
     In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. This Standard establishes the FASB Accounting Standards Codification (“Codification”) as the single source of authoritative U.S. GAAP, superseding all previously issued authoritative guidance. All references to pre-Codification GAAP in our financial statements are replaced with the new Codification topic number and corresponding descriptive title, except for SFAS No. 166 & 167 below, which will remain authoritative until such time that each is integrated into the new Codification.
Accounting Standards issued but not yet adopted
     In September 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, which amends the de-recognition guidance in Statement 140 (ASC 860). SFAS No. 166 reflects the Board’s response to issues entities have encountered when applying Statement 140. In addition, SFAS No. 166 addresses the concerns expressed by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by Statement 140 in the wake of the sub-prime mortgage crisis and the deterioration in the global credit markets. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In September 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). This Statement amends Interpretation No. 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and (b) the obligation to absorb losses of the entity that potentially could be significant to the variable interest entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. This Statement also amends Interpretation 46(R) to require additional disclosures about an enterprise’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company currently is assessing what effect, if any, the adoption of this Statement will have on its financial position, results of operations, or cash flows.
4. Investments carried under the equity method
     Investments carried under the equity method consist mainly of the investment made in 2008 by the Company’s subsidiary, Telvent Energia S.A., (“Telvent Energia”), in a joint venture with the DMS Group LLC (“DMS Group”), based in Serbia, under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS”). Telvent Energía owns a 49% interest in Telvent DMS, while the DMS Group owns the remaining 51%.
     The Company agreed to make a total investment of € 6,111 in Telvent DMS. As of September 30, 2009, € 4,777 of this committed investment was made. The Company is committed and obligated to pay the remaining € 1,334 by making scheduled payments ending on April 30, 2010. As of September 30, 2009, the liability corresponding to the remaining payments has been booked in “Accrued and other liabilities” in the Company’s Consolidated Balance Sheets.
     In addition, the Company has other equity method investments as described in Note 5.
5. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all members. In accordance with FASB Standard 810 on the consolidation of variable interest entities (pre-codification FIN 46-R), the Company consolidates those joint ventures where it is the member most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the member most closely associated with the joint venture, but does have the ability to exercise significant influence over its operating and financial policies, are carried under the equity method. The total carrying value of equity method investments that correspond to UTE joint ventures as of September 2009 and 2008 were € 782 and € 574, respectively. The Company also carries other investments under the equity method as described in Note 4.
     Total assets coming from these consolidated UTEs amounted to € 59,615 and € 90,673 as of September 30, 2009 and December 31, 2008, respectively. Total revenue and cost of revenues

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
recognized with respect to these consolidated joint ventures, which include the revenue and cost of revenues attributable to other venture partners in these arrangements for the three- and nine-month periods ended September 30, 2009 and 2008 respectively, were the following:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
		(Euros in thousands)
Total revenues consolidated from UTEs	€12,509	€19,425	€27,094	€30,083
Total revenues attributable to other venture partners	7,673	12,813	18,572	21,006

Total cost of revenues consolidated from UTEs	12,244	16,900	26,208	27,385
Total cost of revenues attributable to other venture partners	7,620	11,175	18,184	19,305
     There are no consolidated assets that are collateral for the UTEs obligations. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 2,897 as of September 30, 2009.
6. Inventory
     Inventory consists of the following:

	As of	As of
	September 30,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Raw Materials	€7,572	€7,475
Work-in-progress	11,245	12,087

	€18,817	€19,562

7. Acquisitions
Acquisition of Telvent DTN
     On October 28, 2008, the Company’s subsidiary, Telvent Export, completed a stock purchase agreement pursuant to which it acquired all of the issued and outstanding shares of the capital stock of DTN Holding Company, Inc. (now known as Telvent DTN, Inc. or “Telvent DTN”). Telvent DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment.
     Under the stock purchase agreement, the purchase price for 100% of the shares amounted to U.S. $250,978 (€ 187,657) including acquisition costs, payable in two payments: (i) a cash payment which was paid on closing; and (ii) a deferred payment to certain stockholders of Telvent DTN who are Telvent DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011, together with interest thereon calculated at a rate equal to 90-day London Interbank Offered Rate (“LIBOR”) as of the closing date adjusted as of the last day of each calendar year, but not less

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right, subject to certain conditions, to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium, or earn out, will be a variable amount determined based on Telvent DTN achieving stipulated financial targets for the period January 1, 2009 to December 31, 2011. The Company estimates the total amount of the earn out to be approximately U.S. $7,677, which is being recorded as compensation expense over the service period in accordance with FASB Standard 805 on business combinations (pre-codification SFAS 141(R)), taking into consideration, on each closing date, the probability of such payment. As of September 30, 2009, such provision was recorded within “Other Long Term Obligations” in the Company’s accompanying Consolidated Balance Sheets.
     The cash consideration is subject to a stand-by letter of credit which has been deposited into escrow to secure the indemnification obligations of the sellers (discussed below) and a working capital purchase price adjustment that was paid during the first quarter of 2009.
     At the closing, Telvent Export deposited a stand-by letter of credit into escrow in an amount of U.S. $21,919 (€ 14,969), which is equal to 10% of the cash consideration received by sellers that are not designated as Employee Stockholders under the stock purchase agreement. Such stand-by letter of credit was deposited to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of such sellers. As of September 30, 2009, this amount was recorded within “Other long term liabilities” in the Company’s Consolidated Balance Sheets.
     At the closing, Telvent Export also deposited a stand-by letter of credit into escrow in an amount of U.S. $12,100 (€ 8,263), which is equal to the aggregate amount of proceeds deferred by all deferring Employee Stockholders. Such letter of credit secures Telvent Export’s obligation to pay, subject to certain adjustments, such deferred amounts and interest to the applicable Employee Stockholders on December 31, 2011. As of September 30, 2009, this amount is recorded within “Other long-term liabilities” in the Company’s Consolidated Balance Sheets.
     The Company financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of the Company to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa, at a negotiated purchase price of U.S. $21.25 per share, for an aggregate consideration of approximately U.S. $103,000; partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caixa d’Estalvis i Pensions de Barcelona and ING Belgium S.A., Sucursal en España, in the amount of € 57,500; and from the Company’s own resources and proceeds of its initial public offering.
     The Company is currently finalizing the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). Amounts have been allocated preliminarily to customer relationships, brand names and other intangible assets based on the book value of such assets on Telvent DTN’s balance sheet at the purchase date. The excess of the purchase price over the net book value of the net assets acquired has been preliminarily allocated to goodwill. The following is a summary of the preliminary allocation at the date of acquisition (in thousands of Euros):

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

As of
October 28,
2008
Cash and cash equivalents	€13,565
Other currents assets	11,722
Tangible assets	16,017
Deferred tax assets	10,580
Liabilities assumed	(206,442)
Intangible assets — customer relationships	19,779
Other intangible assets	8,496
Goodwill	313,940

Total purchase price	€187,657
     The results of operations of Telvent DTN have been included in the Company’s Energy, Environment and Agriculture segments from the date of its acquisition.
Acquisition of Matchmind
     On May 21, 2009, our subsidiary, Telvent Outsourcing, entered into two definitive agreements to purchase the remaining 42% interest in Matchmind, and thus, fully complete its purchase of all of Matchmind’s issued and outstanding shares of capital stock. The Company has held 58% of Matchmind since October of 2007.
     The first agreement provides for the purchase of 40% of the remaining Matchmind interests from its management shareholders for an aggregate purchase price of € 17,842. On May 25, 2009, the Company made the first payment relating to this agreement for a total of € 10,000 (€ 8,637 cash payment and € 1,363 escrowed). The second payment was made on July 7, 2009 for € 7,842.
     The second agreement provides for the purchase by Telvent Outsourcing from José Luis Galí, Matchmind’s founder and former president, of the remaining 2% of Matchmind interests, for a purchase price of € 895. A first payment of € 500 was made on May 25, 2009. The second payment was made on July 7, 2009 for € 395.
     The Company adopted the FASB Standard 480, on the classification and measurement of redeemable securities (pre-codification EITF D-98), in conjunction with its adoption of the FASB Standard 810, on accounting for noncontrolling interests in consolidated financial statements (pre-codification SFAS 160), during the first quarter of 2009. This Standard is applicable for all non-controlling interests where the Company was subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the non-controlling interest holder.
     As described above, as of March 31, 2009 and December 31, 2008, the Company was subject to a redeemable put option for the purchase of the remaining 42% of Matchmind. The redemption value of the put (including dividends payable) was estimated at € 20,020 and was reflected in the Consolidated Balance Sheets as “Redeemable non-controlling interest” at those dates. The retrospective impact of applying the FASB Standard 480 on the classification and measurement of redeemable securities mentioned above, was a reduction to opening “Additional Paid in Capital” of € 16,356. As of September 30, 2009, the Matchmind purchase agreement has

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
been fully performed and thus, no balance remains in “Redeemable non-controlling interest” in our consolidated balance sheets as of this date.
     The results of operations of Matchmind have been included in the Company’s Global Services segment from October 2007, the date of purchase of the original 58%.
Acquisition of Certain Assets of Northern Lakes Data Corp.
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne, signed an asset purchase agreement through which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”). NLDC provides back office solutions, as well as consulting and systems integration services to the electronic toll collection industry in the United States and abroad. Assets acquired include NLDC’s proprietary back office/customer service center software product called “TollPro”, as well as NLDC’s interest in the license agreements and service contracts relating to NLDC’s back office system. The purchase price for these assets was U.S. $1,500 (€ 1,024). In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,000 (€ 1,366) through four installments payable every six months starting July 1, 2009, and an additional contingent payment of U.S. $500 (€ 341). In addition, Telvent will pay NLDC additional commission payments in respect of contract bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. The maximum purchase price and contingent payments for all of the above shall not exceed U.S. $5,500. The Company estimates, at September 30, 2009, the total amount of the contingent consideration to be approximately U.S. $4,509, and has recorded such contingent consideration as “Other long term liabilities” in the accompanying Consolidated Balance Sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment.
     The Company has determined this transaction to be a business combination as described in the FASB Standard 805, on business combinations (pre-codification SFAS 141(R)). The Company has not yet completed the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired. A preliminary allocation has been performed, resulting in the following: U.S. $149 (€ 102) assigned to property, plant and equipment; an additional U.S. $1,351 (€ 923) has been assigned to other identifiable intangible assets, while the remaining U.S. $6,509 (€ 4,445) has been temporarily assigned to goodwill.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
8. Short-term and Long-term Debt
Caja de Ahorros y Monte de Piedad de Madrid, Caixa d’Estalvis i Pensions de Barcelona, and ING Belgium S.A., Sucursal en España
     In connection with the acquisition of the remaining 42% of Matchmind, on May 21, 2009, as described in Note 7, the Company entered into an amendment and restatement of its unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España on September 12, 2008. Under the amended and restated unsecured loan agreement, the Company has the right to borrow from Caixa d’Estavils i Pensions de Barcelona, as a new lender, an additional € 20,000 under two new subtranches: (i) Subtranche A1, in the amount of € 3,634, and (ii) Subtranche B1, in the amount of € 16,366. Subject to certain customary conditions precedent to the first drawdown, the Company may make a single drawdown on closing under Subtranche A1 and multiple drawdown under Subtranche B1 until December 2009. Commitments with respect to any amounts undrawn as of that date will be cancelled. On May 21, 2009, the Company drew down the total available credit line under Subtranche A1 of € 3,634 and also used the credit available under Subtranche B1 for € 8,416. On July 6, 2009, the Company drew down an additional € 7,950 from Subtranche B1, thus fully utilizing the total available credit line under this loan.
     Subtranche A1 was due and paid in one installment on September 12, 2009. The first installment payment for Subtranche B1 in the amount of € 1,754 was due and paid on September 12, 2009. The balance of Subtranche B1 is payable in annual installments of € 3,653 on September 12 of each year thereafter through and including September 12, 2013. In addition, on September 12, 2009, the Company, as scheduled, repaid € 10,450 and repaid € 5,050 of its Tranche B. As of September 30, 2009, an aggregate amount of € 56,612 was owed under Tranche B and Subtranche B1 (€ 42,000 and € 14,612 respectively). The loans bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50%. However, beginning December 31, 2009, loans under Tranche B and Subtranche B1 will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75% depending on the Company’s Net Financial Debt/EBITDA ratio. The new loan agreement includes customary provisions for transactions of this nature, including mandatory prepayments events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
Bilateral agreement with Caixa d’Estavils i Pensions de Barcelona, (Caixa)
     On September 11, 2009, Telvent GIT, S.A. entered into a Purchase Agreement with Telvent Corporation, S.L., a subsidiary of Abengoa and existing shareholder of the Company, pursuant to which the Company acquired 370,962 of its ordinary shares, nominal value € 3.00505 per share, at a price of U.S. $18.50 per share, for an aggregate purchase price of U.S. $6,863 (€ 4,707). The purchase of the shares closed on September 15, 2009. The shares were purchased in relation to the modification of the Company’s Extraordinary Variable Compensation Plan, which has been partially converted from a cash to an equity plan, as approved by the Board of Directors on June 25, 2009 and ratified at the General Shareholder’s Meeting held on November 19, 2009.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     In connection with the purchase of these shares, the Company, as borrower, entered into an unsecured, bilateral loan agreement with Caixa d’Estavils i Pensions de Barcelona, as lender. The Company made a single drawdown on September 15, 2009 in the amount of € 5,000. The loan will be due and payable in one installment on December 31, 2012. The loan agreement includes customary provisions for transactions of this nature, including mandatory prepayments events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
Other
     On April 1, 2009, and in accordance with clause 2.14 “Mandatory Prepayments/Commitment Reductions” of its existing loan agreement, Telvent DTN made a pre-payment of U.S. $9,700 (€ 6,900) of its loan balance. See “Subsequent events” section for further prepayments made under this loan agreement.
9. Financial Instruments
Derivatives
     The majority of the Company’s assets, liabilities, sales and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and which mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting based on FASB Standard 815 issued on accounting for derivative instruments and hedging activities (pre-codification SFAS No. 133), starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the accompanying Consolidated Balance Sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

		As of September 30, 2009
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€2,242	€53,666	€6,609	€74,429
Canadian Dollars	19	675	14	182
Morocco Dirhams	—	—	—	29
Jordan Dinars	67	616	—	—
Qatari Riyals	167	3,431	—	—
Japanese Yen	14	237	4	237
Brazilian Real	—	—	158	1,962
Australian Dollars	23	292	13	283
Kuwaiti Dinar	91	1,154	—	—
Chinese Yuan	—	—	5	89
Euro	660	11,758	376	5,162

	€3,283	€71,829	€7,179	€82,373
Interest rate contracts:
Interest rate caps and swaps	604	89,203	1,886	75,394

Total	€3,887	€161,032	€9,065	€157,767

	As of December 31, 2008
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€6,599	€63,001	€7,808	€78,893
Canadian Dollars	12	670	42	458
Morocco Dirhams	379	1,600	—	—
Jordan Dinars	11	381	19	661
Qatari Riyals	292	4,256	17	318
Japanese Yen	—	—	5	415
Thai Bahts	34	1,022	—	—
Swedish Kronor	349	2,348	—	—
Kuwaiti Dinar	—	—	1,374	9,186
Chinese Yuan	19	1,049	2	198
Euro	465	6,116	104	1,526

	€8,160	€80,443	€9,371	€91,655
Interest rate contracts:
Interest rate caps and swaps	384	82,026	4,200	112,380

Total	€8,544	€162,469	€13,571	€204,035

     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our Consolidated Balance Sheets, with related gains and losses recorded in earnings.
     The Company also is exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-months or one-year both EURIBOR and LIBOR, plus the applicable margins.
     The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2009 and 2022. The exposure of the

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Company is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 539 and € 18 during the nine-month period ended September 30, 2009 and during the year ended December 31, 2008.
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the nine-month period ended September 30, 2009, amounted to € 409, and has been recorded within “Other financial income/(expense), net” in the Company’s Consolidated Statements of Operations.
     As of September 30, 2009, the effective portion of cash flow hedges recorded in other comprehensive income, amounted to € 91, net of tax. € 108 will be reclassified to earnings over the next twelve months.
     As required by FASB Standard 820 issued on fair value measurements (pre-codification SFAS No. 157), in order to measure the fair value of derivatives, the Company maximizes, to the extent possible, the use of market data obtained from sources independent of it. In accordance with this FASB Standard, since there are no quoted prices available in active markets for identical financial instruments (Level 1 inputs), the Company focuses on Level 2 inputs, which are all other observable inputs (not included in Level 1) that are available for the financial instrument, to measure its fair value.
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for “Cash and cash equivalents”, “Restricted cash”, “Other short term investments”, “Accounts receivable”, “Unbilled revenues” and “Accounts payable” in the Company’s Consolidated Balance Sheets approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
Short-Term and Long-Term Debt
     Debt is primarily based on variable rates of interest with fair value approximating carrying value.
Other Long-Term Liabilities
     The fair value of interest-free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the Company’s Consolidated Balance Sheets include payments due to suppliers. Interest is payable at variable rates. Therefore, fair value approximates carrying value.
     The carrying value and estimated fair value of financial instruments are presented below:

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	As of
	September 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents (including restricted cash)	€46,748	€46,748	€85,808	€85,808
Other short-term investments	698	698	589	589
Accounts receivable	115,065	115,065	152,951	152,951
Derivative contracts	3,887	3,887	8,544	8,544
Liabilities:
Short-term debt	60,075	60,075	56,728	56,728
Long-term debt including current portion	208,071	191,224	221,027	196,293
Other long-term liabilities	39,041	38,924	37,745	37,574
Derivative contracts	9,065	9,065	13,571	13,571
10. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties, through the performance of projects, loan contracts and advisory services. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	September 30,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Due from related parties:
Trade receivable	€9,737	€1,228
Credit line receivable	4,753	17,094

	€14,490	€18,322

Due to related parties:
Trade payables	€12,368	€16,823
Credit line payable	80,356	12,282

	€92,724	€29,105

     The Company has an available bilateral credit agreement with its largest shareholder, Abengoa, of approximately € 87,317 (€ 60,000 related to Telvent on a consolidated basis, plus an additional U.S. $30,000 available to Telvent Mexico, and U.S. $10,000 available to Telvent Energía). Amounts were translated from U.S. Dollars to Euros based on the exchange rate on September 30, 2009.
     The Company’s net credit line payable under this credit arrangement as of September 30, 2009 was € 75,603 with € 11,714 remaining available as of this date. The Company will incur no costs or receive any payments under the arrangement unless it actually uses or loans any of the available funds.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
11. Commitments and Contingencies
Commitments
     On November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, S.A. (“Telvent Outsourcing”) acquired an additional 10% interest in Grupo S21 Sec Gestion, S.A (“S21 Sec”), increasing its total ownership stake to 15% with a carrying value of € 5,582 (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon the Company or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. The Company does not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21 Sec to the Company at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic North America, Inc. (“Telvent Traffic”), completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Telvent Caseta”). The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of September 30, 2009, payments made for this acquisition amounted to U.S. $12,057 and the best estimate of the potential earn-out payments under this agreement amounted to U.S. $2,150 as of this date. There is an overall limit of U.S. $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     As described in Note 7, on October 28, 2008 the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of Telvent DTN for a purchase price of U.S. $250,978 (€ 187,657) including acquisition costs, payable in two payments: a cash payment made on the closing and a deferred payment to certain stockholders of Telvent DTN who are Telvent DTN employees (the “Employee Stockholders”). See Note 7 for complete details of the commitments assumed in this acquisition.
     As described in Note 4, on May 28, 2008, the Company and the DMS Group formed a limited liability company joint venture, Telvent DMS, LLC, for the purpose of developing IT services and solutions and carrying out turnkey projects in the area of control and information systems. Telvent Energía agreed to make a total investment of € 6,111 related to the joint venture. As of September 30, 2009, € 4,777 of this committed investment was made. The Company is committed and obligated to make scheduled payments for the remaining € 1,334 ending on April 30, 2010.
     As described in Note 7, on February 3, 2009, the Company’s subsidiary, Telvent Farradyne, signed an agreement through which it acquired certain of the assets of NLDC. See Note 7 for details of the commitments assumed in this transaction.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On September 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals have been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on September 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers that the court proceeding has been concluded.
     As of September 30, 2009, the development and installation work for the El Toyo project was complete, although acceptance by the City has not yet been obtained.
     Based on the information presently available, including discussions with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.
Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure our fulfilment of the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract which is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as we usually successfully complete the contract or renegotiate contract terms.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     As of September 30, 2009, the Company maintains the following performance and financial guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
	(Unaudited)
Performance guarantees	€245,732	€20,728	€—
Financial Guarantees	25,523	—	—

	€271,255	€20,728	€—

     Financial guarantees include € 23,232 corresponding to stand-by letters of credit signed in connection with our acquisition of Telvent DTN. As described in Note 7, the Telvent DTN stock purchase agreement provides for two stand-by letters of credit, for a total amount of U.S. $34,019 plus interest (€ 23,232).
     The maximum potential payments represent a “worst-case scenario” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to partially offset the Company’s payments under guarantees.
Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
12. Segments and Geographic Information
     The Company changed, effective November 1, 2008, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into the Company’s Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy. Our Energy segment focuses on real-time IT solutions to better manage and maximize the efficiency of energy delivery. It offers measurement, control and advanced application systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
•	Transportation. Our Transportation segment provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which, through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment. Our Environment segment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.

•	Agriculture. Our Agriculture segment provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.

•	Global Services. Our Global Services segment offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies. It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Nine-Month Period Ended September 30, 2009
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€156,391	€172,306	€43,934	€132,422	€58,531	€563,584
Cost of revenues	102,991	131,718	28,607	93,414	12,775	369,505

Gross profit	€53,400	€40,588	€15,327	€39,008	€45,756	€194,079

Operating expenses						(139,631)
Other income (expense), net						(28,685)

Income before income taxes						€25,763

	Three-Month Period Ended September 30, 2009
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€51,320	€70,110	€14,225	€41,854	€18,029	€195,538
Cost of revenues	35,188	55,681	10,009	29,665	3,811	134,354

Gross profit	€16,132	€14,429	€4,216	€12,189	€14,218	€61,184

Operating expenses						(44,060)
Other income (expense), net						(7,735)

Income before income taxes						€9,389

	Nine-Month Period Ended September 30, 2008
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€126,545	€183,765	€26,597	€120,697	€—	€457,604
Cost of revenues	96,371	140,941	20,580	85,728	—	343,620

Gross profit	€30,174	€42,824	€6,017	€34,969	€—	€113,984

Operating expenses						(85,560)
Other income (expense), net						(8,953)

Income before income taxes						€19,471

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Three-Month Period Ended September 30, 2008
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€46,291	€77,064	€8,701	€37,613	€—	€169,669
Cost of revenues	34,372	59,939	8,170	25,553	—	128,034

Gross profit	€11,919	€17,125	€531	€12,060	€—	€41,635

Operating expenses						(29,676)
Other income (expense), net						(2,746)

Income before income taxes						€9,213

     The majority of the net revenues of the joint ventures that the Company consolidates due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Segment assets of the Company are as follows:

	As of September 30, 2009 (Unaudited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€263,498	€309,803	€103,989	€176,357	€208,861	€1,062,508
Unallocated assets						7,087

Total assets						€1,069,595

	As of December 31, 2008 (Unaudited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€254,998	€304,385	€97,759	€153,495	€221,666	€1,032,303
Unallocated assets						18,920

Total assets						€1,051,223

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Geographic Information
     For the nine months ended September 30, 2009 and 2008, sales outside of Spain comprised 57.0% and 47.3% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Nine Months Ended September 30,
	2009	2008
	(Unaudited)
Europe	€256,014	€266,802
Latin America	64,476	60,883
North America	184,256	72,544
Asia-Pacific	16,802	15,997
Middle-East and Africa	42,036	41,378

	€563,584	€457,604

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	September 30,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Portugal	€4,767	€4,646
North America	13,639	15,999
Latin America	660	596
China	1,757	1,936
Others	237	229

	€21,060	€23,406

13. Subsequent events
     On October 8, 2009, in accordance with the NLDC Consulting Services Agreement, dated February 3, 2009, our subsidiary, Telvent Farradyne, made a payment of U.S. $500 to NLDC, which was included in the accrued and other liabilities of the Company’s Consolidated Balance Sheets as of September 30, 2009.
     On October 15, 2009, in accordance with the Telvent DMS, joint venture agreement, our subsidiary, Telvent Energia made a deferred capital contribution of € 334 to Telvent DMS, which was included in the accrued and other liabilities of the Company’s Consolidated Balance Sheets as of September 30, 2009.
     On October 21 and November 16, 2009, our subsidiary, Telvent DTN, made voluntary prepayments of U.S. $10,000 and U.S. $15,000, respectively, on its Goldman Sachs Credit Partners L.P. credit facilities.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     On October 26, 2009, the Company completed the restructuring of DTN Holding Company, Inc. and its thirteen subsidiaries. The restructuring resulted in one legal entity, Telvent DTN, Inc., encompassing all the operations of the acquired business. The purpose of the restructuring was to simplify the legal structure of Telvent DTN and to further the Company ´s corporate branding initiative by renaming the company Telvent DTN.
     On October 28, 2009, in accordance with the stock purchase agreement of Telvent DTN, the Company made payments of U.S. $11,436 to Telvent DTN’s non-employee stockholders. This amount represents 50% of the aggregate escrowed funds, plus interest on such amount, which was accruing at the interest rate from the closing date (October 28, 2008) to the one-year anniversary of the closing date.
     On November 19, 2009, the Company’s shareholders, at the Extraodrinary Shareholder’s Meeting, ratified the decision taken by the Board of Directors on June 25, 2009, to amend the Company’s Extraordinary Variable Compensation Plan (the “Plan”), in order to allow eligible participants of the Plan to receive certain of their Plan awards in the form of the Company’s ordinary shares rather than in cash. At the election of Plan participants, whom had to accept and agree to the amendment at the grant date of June 25, 2009, the amount vested during the first three years of the Plan will be converted into such number of shares as is determined by dividing the amount of the original vested cash award by U.S. $18.50, the price paid by the Company for such shares on September 11, 2009, as described in Note 8. Until the Plan fully vests on December 31, 2011 and the calculation and the payment of the benefits under the Plan occurs (no later than June 30, 2012), the shares will be held as treasury shares of the Company in the accompanying Consolidated Balance Sheets, and will be treated as issued, but not outstanding. The compensation provision recorded through September 30, 2009 which will no longer be paid in cash has been reclassified to “Additional Paid in Capital” in the accompanying Consolidated Balance Sheets.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an IT solutions and information services provider for a sustainable and secure world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     Since our acquisition of Telvent DTN Holding Company, Inc. in October 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly, we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa.
     Our business is organized in three primary ways: across segments, across information technology solutions and across geographic areas.
     Our goal each quarter is to ensure continued growth, maximize profitability, and provide added value to our investors and customers. In order to achieve this, we focus on several critical areas that we believe are the core of our business activities:
1.	Margin performance, which we believe is a strong indicator of the efficiency and profitability of our main operations;

2.	Bookings and backlog, which we believe is a strong indicator of the growth of our business and provides useful segment trend information and revenue visibility; and

3.	Acquisitions integration, as the realization of synergies in all business areas from the integration of the businesses that we have acquired ensures improved efficiency and cost savings.
     On an ongoing basis, we evaluate the risks and challenges facing our individual business segments to determine any necessary course of action. During the nine-month period ended

September 30, 2009, our Transportation segment has suffered from the general worldwide economic slowdown. Specifically, government agency and municipality budgets have continued to experience severe pressure, while private sector investment is slow due to the difficulties encountered to finance new projects. While the stimulus packages approved by most governments to boost the economy included significant investments in transportation, most initial funds were allocated to paving and/or infrastructure improvement. Stimulus package investments in transportation technology have not yet been announced or awarded. Therefore, this has resulted in significant delays in award decisions by our Transportation clients, which has, in turn, impacted our bookings and the generation of new revenues. On the other hand, our Energy segment is experiencing a strong momentum due to the focus worldwide on energy efficiency, as described in more detail on the Energy segment discussion.
     In order to deal with these challenges, we are continuously developing new ideas, evaluating alternative courses of action, and investing in research and development and in the future of our people.
Results of Operations
     On October 28, 2008 our subsidiary, Telvent Export, S.L. (“Telvent Export”), completed a stock purchase agreement pursuant to which it acquired all of the issued and outstanding shares of the capital stock of Telvent DTN. Telvent DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment. The results of operations of Telvent DTN are reflected in our results of operations for the three- and nine-month periods ended September 30, 2009, but not in the corresponding periods in 2008.
     The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the three- and nine-month periods ended September 30, 2009 and 2008:

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Three months	Three Months	Three Months
	For the Three Months		Ended	Ended	Ended	Percentage
	Ended September 30,		September 30,	September 30,	September 30,	Change
	2009(1)	2009	2009	2008	2008	2008-2009
	(In thousands, except percentages and per share data)
Revenues	$286,072	€195,538	100%	€169,669	100%	15.2%

Cost of revenues	196,560	134,354	68.7	128,034	75.5	4.9%

Gross profit	89,512	61,184	31.3	41,635	24.5	47.1%

General and administrative	37,904	25,909	13.3	17,091	10.1

Sales and marketing	10,665	7,290	3.7	5,054	3.0

Research and development	6,366	4,351	2.2	4,648	2.7

Depreciation and amortization	9,524	6,510	3.3	2,883	1.7

Total operating expenses	64,459	44,060	22.5	29,676	17.5

Income from operations	25,053	17,124	8.8	11,959	7.0	43.2%

Interest expense	(9,495)	(6,490)	(3.3)	(4,798)	(2.8)

Interest income	181	124	—	—

Other financial income (expense), net	(983)	(672)	(0.3)	1,869	1.1
Income from companies carried under the equity method	(591)	(404)	(0.2)	183	0.1

Other income / (expense), net	(429)	(293)	(0.1)	—

Total other income (expense)	(11,317)	(7,735)	(4.0)	(2,746)	(1.6)

Income before income taxes	13,736	9,389	4.8	9,213	5.4	1.9%

Income tax expense	1,435	981	0.5	1,999	1.2

Net income	12,301	8,408	4.3	7,214	4.3	16.5%

Loss (Profit) attributable to non-controlling interest	(13)	(9)	—	(1,256)	(0.7)
Net income attributable to the parent company	$12,288	€8,399	4.3	€5,958	3.5	41.0%

Basic net income attributable to the parent company per share	$0.36	€0.25		€0.20

Diluted net income attributable to the parent company per share	$0.36	€0.25		€0.20

Weighted average number of basic shares outstanding	34,033,676	34,033,676		29,247,100

Weighted average number of diluted shares outstanding	34,094,159	34,094,159		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.4630 to € 1.00 (based on the noon buying rate on September 30, 2009). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Nine Months	Nine Months	Nine Months
	For the Nine Months Ended		Ended	Ended	Ended	Percentage
	September 30,		September 30,	September 30,	September 30,	Change
	2009(1)	2009	2009	2008	2008	2008-2009
	(In thousands, except percentages and per share data)
Revenues	$824,523	€563,584	100%	€457,604	100%	23.2%

Cost of revenues	540,586	369,505	65.6	343,620	75.1	7.5%

Gross profit	283,937	194,079	34.4	113,984	24.9	70.3%

General and administrative	125,110	85,516	15.2	46,244	10.1

Sales and marketing	30,411	20,787	3.7	17,091	3.7

Research and development	18,889	12,911	2.3	13,740	3.0

Depreciation and amortization	29,870	20,417	3.6	8,485	1.9

Total operating expenses	204,280	139,631	24.8	85,560	18.7

Income from operations	79,657	54,448	9.7	28,424	6.2	91.6%

Interest expense	(33,750)	(23,069)	(4.1)	(10,742)	(2.3)

Interest income	347	237	—	34	—

Other financial income (expense), net	(6,665)	(4,556)	(0.8)	1,446	0.3
Income from companies carried under the equity method	(328)	(224)	—	309	0.1

Other income / (expense), net	(1,570)	(1,073)	(0.2)	—	—

Total other income (expense)	(41,966)	(28,685)	(5.1)	(8,953)	(2.0)

Income before income taxes	37,691	25,763	4.6	19,471	4.3	32.3%

Income tax expense	4,072	2,783	0.5	3,273	0.7

Net income	$33,619	22,980	4.1	16,198	3.5	41.9%

Loss (Profit) attributable to non-controlling interest	(307)	(210)	—	(1,832)	(0.4)
Net income attributable to the parent company	$33,312	€22,770	4.0	€14,366	3.1	58.5%

Basic net income attributable to the parent company per share	$1.00	€0.67		€0.49

Diluted net income attributable to the parent company per share	$1.00	€0.67		€0.49

Weighted average number of basic shares outstanding	34,073,851	34,073,851		29,247,100

Weighted average number of diluted shares outstanding	34,094,159	34,094,159		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.4630 to € 1.00 (based on the noon buying rate on September 30, 2009). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

Bookings and Backlog
     New contract bookings, which represent the contract value of new signed contracts in the period, regardless of when such contracts will be performed, were € 310.4 million for the three-month period ended September 30, 2009, an increase of € 161.5 million, or 108.5%, as compared to new bookings of € 148.9 million for the three-month period ended September 30, 2008. This significant increase was primarily the result of the contracts awarded in our Energy segment.
     New contract bookings for the nine-month period ended September 30, 2009 were € 702.9 million, an increase of € 226.0 million, or 47.4%, as compared to new bookings of € 476.9 million for the nine-month period ended September 30, 2008. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of September 30, 2009 was € 1,000.1 million, an increase of € 280.7 million, or 39.0% from a backlog of € 719.4 million as of September 30, 2008. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog at September 30, 2009 also includes “soft backlog” of € 232.2 million, which represents pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount. Soft backlog at the end of September 30, 2008 was € 146.4 million. Backlog excludes our pipeline of projects that we are pursuing, but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
September 30,	September 30,	Change
2009	2008	2008-2009
(Euros in thousands, except percentages)
€ 195,538	€ 169,669	15.2%

Nine Months Ended	Nine Months Ended	Percent
September 30,	September 30,	Change
2009	2008	2008-2009
(Euros in thousands, except percentages)
€ 563,584	€ 457,604	23.2%
     The increase in revenues for the three- and nine-month periods ended September 30, 2009 over the corresponding periods in 2008 was primarily due to increases in our Energy, Environment and Global Services segments, and the incorporation of the new segment, Agriculture, coming from the acquisition of Telvent DTN, which was completed in October 2008. Telvent DTN contributed € 96.7 million for the nine-month period ended September 30, 2009, with no corresponding contribution in the same period of the prior year. On the other hand, our Transportation segment is experiencing delays in the awarding of projects, and its revenues have not increased period-to-period, as described in the Transportation segment discussion below.
     For the nine-month period ended September 30, 2009, we consolidated revenues of € 18.6 million relating to other joint venture partners, with € 21.0 million in the corresponding period of the prior year.

Cost of Revenues

Three Months		Three Months
Ended September		Ended September		Percent
30,	Percentage of	30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 134,354	68.7%	€ 128,034	75.5%	4.9%

Nine Months		Nine Months
Ended September		Ended September		Percent
30,	Percentage of	30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 369,505	65.6%	€ 343,620	75.1%	7.5%
     Cost of revenues decreased as a percentage of revenues period-to-period and, therefore, gross margins increased in 2009 over the corresponding three- and nine-month periods of the prior year primarily due to the fact that we incorporated a new business model in the Company after the acquisition of Telvent DTN in October 2008. Approximately 15% of our revenues are now generated through a recurring subscription-based business model, and not on a project-by-project basis. Information services, which contribute with significantly higher margins than systems sales, are now being provided in our Energy, Environment and Agriculture segments. In addition, our continuous efforts to provide higher value-added services and solutions, which contribute higher margins, have proven beneficial to increase our gross margins.
     Cost of revenues for the nine-month periods ended September 30, 2009 and September 30, 2008 included € 18.2 million and € 19.3 million, respectively, of costs of revenues attributable to other joint venture partners in our temporary joint venture consortiums. Such consolidated costs reduced our gross margin. Excluding the effect in our cost of revenues of these other joint venture partners, our gross margins for the nine-month periods ended September 30, 2009 and September 30, 2008 would have been 30.6% and 25.7%, respectively.
General and Administrative

Three Months		Three Months
Ended September		Ended September		Percent
30,	Percentage of	30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 25,909	13.3%	€ 17,091	10.1%	51.6%

Nine Months		Nine Months
Ended September		Ended September		Percent
30,	Percentage of	30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 85,516	15.2%	€ 46,244	10.1%	84.9%
     Our general and administrative expenses increased from the nine-month period ended September 30, 2008 to the nine-month period ended September 30, 2009 primarily as a result of the consolidation of general and administrative costs from Telvent DTN, acquired in October 2008, which contributed € 12.2 million and € 36.1 million, respectively, during the three- and nine-month periods ended September 30, 2009, with no corresponding contribution in the same periods of the prior year. Without the effect of Telvent DTN, general and administrative costs as a percentage of revenues have been reduced as a result of various efforts to contain costs.
     We intend to continue on our efforts to increase efficiency through the integration of our acquisitions and through other initiatives to produce general and administrative cost savings.
Sales and Marketing

Three Months		Three Months
Ended September		Ended September		Percent
30,	Percentage of	30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 7,290	3.7%	€ 5,054	3.0%	44.2%

Nine Months		Nine Months
Ended September		Ended September		Percent
30,	Percentage of	30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 20,787	3.7%	€ 17,091	3.7%	21.6%
     Our sales and marketing expenses have increased as a percentage of revenues from the nine-month period ended September 30, 2008 to the nine-month period ended September 30, 2009 primarily due to the consolidation of sales and marketing expenses from Telvent DTN, which contributed € 1.7 million and € 5.6 million, respectively, in the three- and nine-month periods ended September 30, 2009, with no corresponding contribution over the same periods of the prior year. Without the impact of Telvent DTN, sales and marketing expenses have decreased as a percentage of revenues.
Research and Development

Three Months		Three Months
Ended September		Ended September		Percent
30,	Percentage of	30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 4,351	2.2%	€ 4,648	2.7%	(6.4)%

Nine Months		Nine Months
Ended September		Ended September		Percent
30,	Percentage of	30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 12,911	2.3%	€ 13,740	3.0%	(6.0)%
     Our research and development expenses decreased as a percentage of revenues in the nine-month period ended September 30, 2009 over the corresponding period in 2008 mainly due to the incorporation of Telvent DTN revenues with no corresponding research and development costs. Telvent DTN capitalizes certain of its development efforts, thus impacting in the depreciation and amortization line. We strive to maintain a level of investment in research and development of approximately 3.0% as a percentage of revenues (gross of grants and subsidies). We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations, which is currently underway, and with the realization of synergies in this area from the integration of the businesses that we have acquired. We expect the number of our research and development projects which are related to the development of higher value-added applications to increase in line with our strategy.
Depreciation and Amortization

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 6,510	3.3%	€ 2,883	1.7%	126.0%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 20,417	3.6%	€ 8,485	1.9%	141.0%
     Our depreciation and amortization expense increased from the three- and nine-month periods ended September 30, 2008 to the three- and nine-month periods ended September 30, 2009 as a result of the amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as backlog (customer contracts), purchased software technology and customer relationships, as well as the amortization of other intangible assets. This amortization expense was € 3.9 million and € 12.1 million for the three- and nine-month periods ended September 30, 2009, respectively, and € 1.4 million and € 3.1 million, respectively, in the corresponding periods of the prior year. The increase in both periods is mainly due to the intangible asset amortization from the acquisition of Telvent DTN.
Interest Income and Expense & Financial Income (Expense), Net

	Three Months		Three Months
	Ended September	Percentage	Ended	Percentage	Percent
	30,	of	September 30,	of	Change
	2009	Revenues	2008	Revenues	2008-2009
	(Euros in thousands, except percentages)
Interest Expense	€(6,490)	(3.3)%	€(4,798)	(2.8)%	35.3%
Interest Income	124	0.0%	—	0.0%	124.0%
Other financial income (expense), net	(672)	(0.3)%	1,869	1.1%	136.0%

	Nine Months		Nine Months
	Ended September	Percentage	Ended	Percentage	Percent
	30,	of	September 30,	of	Change
	2009	Revenues	2008	Revenues	2008-2009
	(Euros in thousands, except percentages)
Interest Expense	€(23,069)	(4.1)%	€(10,742)	(2.3)%	114.8%
Interest Income	237	0.0%	34	0.0%	597.1%
Other financial income (expense), net	(4,556)	(0.8)%	1,446	0.3%	415.1%
     Interest expense increased significantly from the nine-month period ended September 30, 2008 to the corresponding period in 2009 primarily due to the syndicated credit agreement with Caja Madrid and ING Belgium S.A., signed on September 12, 2008 to partially finance our

Telvent DTN acquisition, generating interest expense of € 2.5 million, and also due to the interest expense that Telvent DTN incurred under its own syndicated credit agreement, amounting to € 3.3 million. In addition, we incurred interest expense of € 2.7 million related to the bilateral credit arrangement with Abengoa.
     Other financial income/(expense) reflects realized and unrealized foreign exchange rate differences, which are partially offset by the changes in the fair value of forward contracts.
Segment Analysis
     We changed, effective November 1, 2008, our internal reporting structure, and from such date, we have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues, gross profit and contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy. Our Energy segment focuses on real-time IT solutions to better manage and maximize the efficiency of energy delivery. It offers measurement, control and advanced application systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation. Our Transportation segment provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which, through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment. Our Environment segment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.

•	Agriculture. Our Agriculture segment provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.

•	Global Services. Our Global Services segment offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies. It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Three Months Ended September 30, 2009
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€51,320	€70,110	€14,225	€41,854	€18,029	€195,538
Gross Profit	16,132	14,429	4,216	12,189	14,218	61,184
Gross Margin	31.4%	20.6%	29.6%	29.1%	78.9%	31.3%

	Three Months Ended September 30, 2008
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€46,291	€77,064	€8,701	€37,613	—	€169,669
Gross Profit	11,919	17,125	531	12,060	—	41,635
Gross Margin	25.7%	22.2%	6.1%	32.1%	—	24.5%

	Nine Months Ended September 30, 2009
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€156,391	€172,306	€43,934	€132,422	€58,531	€563,584
Gross Profit	53,400	40,588	15,327	39,008	45,756	194,079
Gross Margin	34.2%	23.6%	34.9%	29.5%	78.2%	34.4%

	Nine Months Ended September 30, 2008
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€126,545	€183,765	€26,597	€120,697	—	€457,604
Gross Profit	30,174	42,824	6,017	34,969	—	€113,984
Gross Margin	23.8%	23.3%	22.6%	29.0%	—	24.9%
     Energy

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€51,320	€46,291	€156,391	€126,545
Gross Profit	16,132	11,919	53,400	30,174
Gross Margin	31.4%	25.7%	34.2%	23.8%
Revenue growth rate over prior period	10.9%		23.6%
     Our Energy segment revenues in the three- and nine-month periods ended September 30, 2009 increased when compared to the three- and nine-month periods ending September 30, 2008, mainly due to the revenue contribution during the first nine months of 2009 of our refined fuels activities, where there was no contribution in the same period of the prior year; due to the contribution of our Oil & Gas business in Latin America, where important previously forecasted opportunities have started to materialize, particularly in Mexico; and to the momentum we are seeing in our Electric utility business. Pertaining to the U.S. federal stimulus program, although it is difficult to fully evaluate its potential impact, we believe we should benefit from the opportunities emerging in the electric utility segment due to the program’s initiatives related to the modernization of the electric grid in North America. We believe the primary services and solutions (and related potential bookings) for our Energy segment are associated with stimulus funding of the U.S. Federal stimulus program currently are in the SCADA/DMS, Geographical Information Systems (GIS), substation automation and automatic metering areas.
     Gross margin for the nine-month period ended September 30, 2009 was 34.2%, compared to 23.8% in the same period of the previous year. Gross margin also increased quarter-over-quarter in the three-month period ending September 30, 2009. These improvements are primarily due to the higher margin of our refined fuels activity of Telvent DTN, and due to the lower revenue contribution from the Vattenfall project, which had a lower than average gross margin.
     Backlog as of September 30, 2009 for the Energy segment amounted to € 333.8 million, which includes € 19.6 million of soft backlog.
Oil & Gas
     Revenues in our Oil & Gas business for the first nine months of 2009 were € 75.7 million, representing an increase of 67.1% when compared to revenues in the same period of 2008. The significant increase was primarily attributable to the revenue contribution from the refined fuels activities of Telvent DTN. Without Telvent DTN’s refined fuels contribution, revenues in our Oil & Gas business increased 16.6% in the first nine months of 2009, as explained above, primarily as a result of the business performance in Mexico.
     North America continues to be the largest revenue contributor in our Oil & Gas business, accounting for more than 64.1% of our Oil & Gas revenues. Revenues reported in this region increased by 69.5%, when comparing the nine-month period ended September 30, 2009 to the same period of 2008. The main reason for this increase was the revenue contribution during the first half of 2009 of Telvent DTN’s refined fuels activities, with no contribution in the same period of the prior year. Almost all our refined fuel revenues are recurrent and with retention rates over 90%.
     Our SCADA and IT outsourcing businesses maintained expected revenue results while the applications business was deferred and delayed by customers in their effort to minimize capital spending during the economic downturn period. Notwithstanding the deferrals and delays, during the first nine months of 2009, we won significant projects involving our SCADA system with related advanced application solutions while maintaining target margins. We believe this was due to our focus on our application business and significant North American market share,
     In Latin America, revenues have significantly increased from € 8.0 million in the first nine months of 2008 to € 19.9 million in the same period of 2009, mainly due to the execution of important projects signed with Pemex in Mexico at the beginning of the year, such as the project to implement our SCADA system in seven PEMEX Refining national product pipeline networks, among others.

     In our Asia-Pacific region, revenues for the nine months ended September 30, 2009 were in line with the revenues in the same period of 2008. However, we expect some recent significant awards in China and Australia to significantly improve our general performance in this area during the final months of 2009 and the year 2010.
     In the Middle-East and Africa region, revenues for the nine-month period ended September 30, 2009 decreased with respect to 2008, as this region was still affected by the difficulties encountered during the completion phases of two projects; one in Kazakhstan and the other in Abu Dhabi. With respect to these projects, we have developed contingency plans that should help us mitigate these difficulties and assist in the completion of the projects according to the customers’ requirements. Margin reductions have been recorded for these projects.
Electricity
     Our revenues for the Electric utility business for the nine-month period ended September 30, 2009 were € 80.7 million, compared to € 81.3 million for the same period of 2008. This was mainly a result of the revenue wind-down of our Smart Metering project in Sweden for Vattenfall as reported in previous quarters, since Vattenfall is now in the operations and maintenance phase of the contract. Nonetheless, we expect the outlook for this segment to be very positive, since we should benefit from the unprecedented opportunities emerging due to the stimulus initiatives related to the modernization of the electric grid in North America and the worldwide focus on energy efficiency.
     In Europe, revenues decreased from € 39.1 million in the nine first months of 2008 to € 35.4 million in the same period of 2009. This was mainly the result of the diminishing revenue from the Vattenfall project discussed above. On the other hand, revenues in Spain increased by 7.6% during the first nine months of 2009, when compared to the same period of 2008, primarily due to the execution of projects in substations for Endesa and REE, and the contribution of the high speed train projects that we are carrying out for Adif. Finally, we are experiencing momentum in the Advanced Metering Infrastructure (AMI) business, and believe Telvent is now emerging as a significant player in the Nordic countries, as demonstrated by the AMI deployment project that we signed in the third quarter with Fortum, the Finnish utility, valued at more than € 125.0 million.
     In North America, our Electric utility business revenues for the nine-month period ended September 30, 2009 increased by 45.0%, from € 16.9 million in the same period of 2008 to € 24.5 million in the same period of 2009. This revenue increase was mainly due to the Smart Grid implementations carried out in this region, specifically related to Distribution Management System projects, such as the ones with Progress Energy and the University of Michigan, among others. In addition, our Enterprise GIS (Geographical Information Systems) business solutions have continued to grow and, on average, capture a new utility, every week. Furthermore, software maintenance growth has kept pace with this trend, showing positive business performance.
     We believe that the market for Smart Grid continued to show positive signs during the third quarter. We have experienced good performance in new bookings in North America, and we expect this trend to continue in the forthcoming quarters, boosted by Federal stimulus money awards that should increase projects in this region.

     In Latin America, revenues in the first nine months of 2009 decreased by 10.8% over the same period of 2008. The decrease in revenues in this region was mainly due to the slow-down of the Electric utility business in México and Brazil. However, we increased our participation in Smart Grid projects with utilities in the rest of the Latin America region.
     Finally, we are currently identifying and pursuing opportunities for our Smart Grid Suite in China, India and Australia, where we are focused mainly on DMS applications that have significant application and service differentiation.
     Transportation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€70,110	€77,064	€172,306	€183,765
Gross Profit	14,429	17,125	40,588	42,824
Gross Margin	20.6%	22.2%	23.6%	23.3%
Revenue growth rate over prior period	(9.0)%		(6.2)%
     Our Transportation segment revenues for the nine-month period ended September 30, 2009 decreased by 6.2% when compared to the same period of 2008. Our gross margin for the first nine months of 2009 was in line with the gross margin achieved in the same period of the prior year.
     As indicated in previous quarters, the revenue decrease was primarily a result of the worldwide economic financial situation. Government agency and municipality budgets continue to experience severe pressure, while private sector investments continue to slow down. This has translated into significant delays in the project bidding and award processes in many regions, which has in turn, impacted our bookings and our generation of new revenues. While specific stimulus grant programs in the U.S. have been designed for intelligent transportation systems projects during the final months of 2009, no announcement of awards have yet been made, and therefore we do not expect these funds to impact our Transportation business in 2009. If the funds are announced and released in 2010, we expect that bookings in Transportation will begin to recover in that period.
     Most of our temporary joint venture consortiums are in our Transportation segment. Excluding the impact of the consolidation of these consortiums, our revenues in this segment decreased by 3.0% in the nine-month period ended September 30, 2009, compared to the same period in 2008. Our gross margin, excluding the effect of the consolidation of our temporary joint ventures, was 25.0% for the nine-month period ended September 30, 2009, compared to 24.6% for the same period in 2008.
     In Europe, where the majority of our projects currently are being performed in Spain, revenues for the first nine months of 2009 were €74.2 million, compared to €93.1 million in the same period of 2008. This decrease was mainly due to significant delays in the awarding of projects by our customers. In addition, most of the European governmental stimulus packages related to transportation technology have not substantially materialized, thus affecting our bookings performance, since customers are waiting for such funds to make decisions.

Nevertheless, many of our recurrent operations and maintenance contracts are being renewed by our customers, ensuring recurrent revenues.
     In North America, our revenues amounted to € 33.5 million during the first nine months of 2009, compared to € 24.4 million in the same period of 2008. The increase in revenues was primarily due to the contribution of two significant open road tolling management system projects in the U.S. states of Virginia and New Hampshire.
     In Latin America, our revenues decreased from € 26.4 million in the nine-month period ended September 30, 2008, to € 22.2 million in the same period of 2009, also as a result of the slow-down in the economy and budgetary constraints of our customers. This negatively affected our bookings and revenues in Mexico, Colombia, Venezuela and Brazil, and consequently reduced our performance for the third quarter. On the other hand, we have experienced good business performance in the running projects of the rest of Latin America, which has partially offset the impact of such delays, and we believe that we have good prospects in Brazil for the remainder of 2009 and 2010.
     In the Asia-Pacific region, our revenues for the nine-month period ended September 30, 2009 were in line with revenues reached in the same period of the prior year.
     In the Middle-East and Africa region, we experienced an increase in our revenues. Our revenues for the first nine months of 2009 were € 34.9 million, compared to € 32.2 million for the first nine months of 2008. Our Automatic Traffic Violation Administering and Monitoring (“ATVM”) project in Saudi Arabia continued to perform well from a revenue generation standpoint during this quarter.
     Backlog as of September 30, 2009 for the Transportation segment amounted to € 312.7 million, which includes € 44.0 million of soft backlog.
     Environment

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€14,225	€8,701	€43,934	€26,597
Gross Profit	4,216	531	15,327	6,017
Gross Margin	29.6%	6.1%	34.9%	22.6%
Revenue growth rate over prior period	63.5%		65.2%
     Revenues in our Environment segment for the nine-month period ended September 30, 2009 increased significantly from € 26.6 million to € 43.9 million. This 65.2% increase was primarily due to the revenue contribution of the weather information services business from Telvent DTN, with no corresponding contribution in the same period of the prior year, and also due to positive organic growth in our water utility activities in North America and the Middle East and Africa regions. We believe that the current concerns about water scarcity, along with our market-oriented solutions that include a suite of applications for efficient management of water and energy consumption, position us very well for future growth.

     Gross margin for our Environment segment in the period was 34.9%, compared to 22.6% for the same period in 2008 driven by the incorporation of the information services business model into this segment, through the weather information business of Telvent DTN.
     In Europe, our revenues in the nine-month period ended September 30, 2009 amounted to € 15.9 million, compared to € 16.9 million in the same period of 2008. Europe now represents approximately one-third of our total Environment segment and most of the revenues in this region are generated in Spain. The trend of decreasing our dependency on Spain is materializing, as we continue to grow in other regions. Government agencies and municipalities are generally experiencing budget restrictions, as well as difficulties to finance new projects, which have contributed to our decrease in revenues in this region. Nevertheless, a significant part of our business in Europe consists of recurrent operations and maintenance contracts that are being renewed.
     Revenues in North America, which represented 44% of our total revenues in this segment during the nine-month period ended September 30, 2009, amounted to € 19.2 million, compared to revenues of € 2.5 million in the same period of 2008. This significant increase in revenues period-over-period was primarily due to the contribution of the weather information services business of Telvent DTN, from which we sell commercial-grade weather and location-based alerting services to businesses where weather is a critical business input. These revenues are highly recurrent, with a subscription retention rate of approximately 85%. Without the inclusion of revenues from the weather information services business of Telvent DTN, revenues in our North America still increased by 63.9% period-over-period. Furthermore, our water utility business is performing very well and we have positive expectations about new projects in the region.
     The ongoing projects in our Latin America region, specifically in Brazil and Venezuela, are being finalized, and, therefore slowing down as revenue generators in this region over the period.
     Our business in the Asia-Pacific region contributed € 3.3 million to the Environment segment during the first nine months of 2009, while revenues in the same period of 2008 amounted € 2.1 million. In addition to the stable revenues stream coming from our long-term contract with the Bureau of Meteorology of Australia, new projects in our water utility business in Australia and India also contributed to our revenue growth.
     In the Middle-East and Africa region, our revenues for the nine-month period ended September 30, 2009 amounted to € 6.0 million, compared to € 3.9 million in the same period of 2008. As anticipated, the backlog in our ongoing Water SCADA and efficiency applications project in Libya for the Great Man-Made River Authority are generating significant revenues. We believe the outlook in this region is positive for 2010, as the automation and efficient management of water transmission pipelines and distribution networks are considerable.
     Backlog in our Environment segment as of September 30, 2009 amounted to € 59.3 million, which includes € 9.0 million of soft backlog.

     Agriculture

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€18,029	€—	€58,531	€—
Gross Profit	14,218	—	45,756	—
Gross Margin	78.9%	—	78.2%	—
Revenue growth rate over prior period	100.0%		100.0%
     Agriculture is the new segment resulting from our acquisition of Telvent DTN in October of 2008.
     All revenues in our Agriculture segment are generated in North America and principally arise from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusinesses, along with a smaller portion of advertising revenue from our media segment, including The Progressive Farmer publication.
     Our Agriculture segment contributed revenues of € 58.5 million for the nine-month period ended September 30, 2009, with a gross margin of 78.2%. This segment, which is over 90% subscription-based, has revenue subscription retention rates above 90%, resulting in lower costs of sale, and hence, higher gross margins, than the rest of our segments. Our Agriculture segment has over 580,000 subscribers to our business information, including 40,000 of the largest farm producers who are paying for premium content; 15,000 originators, including the largest elevators, ethanol plants and feedlots; and 1,500 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill, along with the majority of the largest corn and soybean producers in the U.S. During the first nine months of 2009, transactions involving approximately 45 million bushels of grain were transacted though our grains trading portal between our 970 agribusiness portal locations and our over 27,000 registered portal producers.
     Results for our Agriculture segment during the first nine months of 2009 were mixed with strong performance in our producer and agribusiness segments and weaker performance in our advertising business due to the effects of the current global economic situation.
     Backlog in our Agriculture segment was € 65.8 million as of September 30, 2009, including € 27.3 million of soft backlog.
     Global Services

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€41,854	€37,613	€132,422	€120,697
Gross Profit	12,189	12,060	39,008	34,969
Gross Margin	29.1%	32.1%	29.5%	29.0%
Revenue growth rate over prior period	11.3%		9.7%
     During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. All prior period results appearing in the segment information table above have been restated to conform to our new business segments presentation.
     Our Global Services revenues for the first nine months of 2009 amounted to € 132.4 million, compared to € 120.7 million in the same period of 2008. This increase is a result of the positive evolution of our IT Services business. However, Global Services revenues were impacted by a slow-down in business activity coming from our former Public Administration segment, which has been negatively affected by the slowdown in the local public administrations in Spain.
     Gross margin in our Global Services segment for the nine-month period ended September 30, 2009 was in line with gross margin reached in the same period of 2008.
     Our Global Services segment is composed of three different divisions: Technology Integration (Implementation and Development); Outsourcing (including the services delivered from our Data Center network) and Consulting (Business Consulting and Technology Consulting).
     During the first nine months of 2009, our Global Services business activity was distributed as follows: Technology Integration (55.5%), Outsourcing (39.0%), and Consulting (5.5%). This distribution is similar to that of previous quarters, reflecting a large demand in the market for integration projects, with a strong consolidation of our application development and integration solutions for customers in the variety of sectors in which we operate.
          Most of the revenues in this segment are recurrent and are generated in a variety of different business sectors. Almost 100% of our business in Global Services is carried out in Spain. However, we are expecting future growth from our businesses in Portugal and Brazil.
     Total backlog in our Global Services segment as of September 30, 2009 amounted to € 228.2 million, which includes € 132.3 million in soft backlog.
Geographical Revenues
     The following table identifies our revenues by region during the nine-month periods ending September 30, 2009 and September 30, 2008. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business. See our segment description above for discussion of trends by geographic area.

			Percentage
	Nine Months Ended September 30,		Change
	2009	2008	2008–2009
	(Euros in thousands, except percentages)
Europe	€256,014	€266,802	(4.0)%
Latin America	64,476	60,883	5.9%
North America	184,256	72,544	154.0%
Asia-Pacific	16,802	15,997	5.0%
Middle-East and Africa	42,036	41,378	1.6%

Total	563,584	457,604	23.6%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers and our internal policies for working capital financing.
Changes in Financial Condition
  Operating Activities

	Nine Months Ended September 30,
	2009	2008
	(In thousands)
Net cash provided by (used in) operating activities	€(53,838)	€(102,549)
     During the nine-month period ended September 30, 2009, net cash used by our operating activities was € 53.8 million, an improvement when compared to the same period in 2008, where we used cash in the amount of € 102.5 million.
     For the nine-month period ended September 30, 2009, we had € 34.3 million of non-cash adjustments to net income, including depreciation and amortization charges of € 22.0 million, compared with € 12.6 million of non-cash adjustments to net income for the nine-month period ended September 30, 2008, which included € 8.8 million of depreciation and amortization charges. Also, included in the additions (deductions) to net income for the nine-month periods ended September 30, 2009 and 2008 were also € 2.1 million and € 1.4 million, respectively, of stock compensation and extraordinary variable compensation charges; € 5.3 million, and € 1.8 million, respectively, of unrealized foreign exchange (income)/loss and € (0.3) million; € (1.4) million, respectively, of deferred income tax charges; € 0.2 million and € 1.8 million, respectively, of non-controlling interest income; and € 0.8 million and € (0.2) million, respectively, of allowance for doubtful accounts; € 3.9 and € 0.0, respectively, of accrued interest and € 0.3 and € 0.0, respectively, of income/loss of investments of equity method.
     Working capital and temporary joint ventures used € 110.9 million of our operating cash in the nine-month period ended September 30, 2009, compared with € 129.5 million in the nine-month period ended September 30, 2008. This was largely due to changes in operating assets and liabilities during the nine-month period ended September 30, 2009, such as the increases, in our unbilled revenues of € 114.8 million, in other assets of € 0.2 million, in our related parties receivables of € 30.0 million, in our accounts and other long-term receivables of € 17.5 million, in other tax receivables of € 3.7 million, the decrease in our billing in excess of cost and estimated earnings on uncompleted contracts of € 0.3 million, in accounts payable of € 62.6 million and, in our accrued and other liabilities € 10.0 million. These changes were partially offset by an increase in our income and other tax payable of € 15.8 million, in our related parties payable of € 1.0 million, in our due to temporary joint ventures of € 2.7 million, as well as a decrease in our inventory of € 1.9 million.

     Investing Activities

	Nine Months Ended September 30,
	2009	2008
	(In thousands)
Net cash provided by (used in) investing activities	€(3,563)	€29,948
     During the nine-month period ended September 30, 2009, net cash used by our investing activities was € 3.6 million, a decrease of 87.0% when compared to the same period in 2008, where our investing activities provided cash of € 30.0 million.
     During the nine-month period ended September 30, 2009, we borrowed € 12.7 million under our credit arrangement with Abengoa. Our restricted cash balance decreased by € 17.9 million mainly due to certain deposits that were restricted for use as of December 30, 2008 as a result of a counter-guarantee of certain obligations we assumed during the normal course of our business and that were released as of September 30, 2009. Additionally, we used cash of € 6.7 million for the purchase of property, plant and equipment, € 21.0 million for the acquisition of investments, mainly related to the acquisition of 42% of Matchmind, and € 5.5 million for the investment in certain intangible assets. We used cash in the acquisition of an additional investment of € 1.0 million.
     During the nine-month period ended September 30, 2008, we borrowed € 34.1 million under our credit arrangement from Abengoa and we also received € 8.6 million due to the deposits that were restricted for use as of December 31, 2007. We used cash of € 5.8 million and € 1.3 million for the purchase of property, plant and equipment and investments in intangible assets, respectively. Furthermore, we used cash of € 4.9 million for the acquisition of investments, mainly related to the joint venture agreement signed with DMS Group. Finally, in May 2008, we paid € 0.7 million to the sellers of Telvent Caseta in connection with the earn-out payment for the year 2007.
     Financing Activities

	Nine Months Ended September 30,
	2009	2008
	(In thousands)
Net cash provided by financing activities	€36,460	€70,007
     Financing activities provided less cash in the nine-month period ended September 30, 2009 than during the nine-month period ended September 30, 2008.
     During the nine-month period ended September 30, 2009, we repaid € 34.5 million of long-term debt, mainly in connection with the payment of € 22.5 million on the unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid, ING Belgium S.A. and Caixa d’Estavils i Pensions de Barcelona, and the payment of € 7.8 million and € 0.6 million of the current portion of long-term debt on the credit facilities with Goldman Sachs Credit Partners L.P. and Liscat, respectively. We also repaid € 10.4 million of short-term debt, mainly repayments of € 3.7 million related to the sale and lease back transaction with ING, Bancantabria and Credit Agricole; repayment of ordinary capital leases of € 3.0 million, and repayment of the advance payments of € 3.7 million to financial institutions on intercompany payables. We also repaid government loans of € 0.4 million. Short-term debt increased by € 7.7 million, mainly representing the increase in credit facilities with Banco Cooperativo, BBVA, Bankinter, Caixa d’Estavils i Pensions de Barcelona, Barclays, Caixa Nova and Natixis of € 1.0 million, € 1.0 million, € 0.9 million, € 0.8 million, € 0.7 million, € 0.6 million, and € 1.8 million, respectively. We received proceeds of € 20.0 million of long-term debt under the credit facilities of Caja de Ahorros y Monte de Piedad, Caixa d’Estalvis i Pensions de Barcelona, and ING Belgium S.A., Sucursal en España, in connection with the acquisition of 42% of Matchmind.
     Additionally, we received proceeds of € 5.0 million of long-term debt under the credit facilities of Caixa d’Estavils i Pensions de Barcelona, in connection with the repurchase of our ordinary shares, where we used cash of € 4.7 million. Additionally, we received proceeds of € 67.2 million under the credit agreement with Abengoa and we paid dividends of € 12.3 million and € 1.3 million to our shareholders and to non-controlling interest holders, respectively.
     During the nine-month period ended September 30, 2008, we repaid € 1.2 million of long-term debt, mainly in connection with the repayment of € 0.4 million and € 0.5 million of the current portion of long-term debt on the credit facilities with Caja Madrid and Liscat, respectively, and we borrowed € 0.6 million and € 0.7 on the credit facility with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) and Natixis, respectively. We also repaid € 21.6 million of short-term debt consisting mainly of advanced payments from a financial institution, repayments of credit facilities and amounts due under corporate credit cards, and a repayment of € 4.9 million to ING Lease (España) E.F.C, S.A. under the sale and leaseback agreement. Additionally, we borrowed € 102.7 million under the credit agreement with Abengoa, we paid dividends of € 10.0 million to our shareholders and we paid € 0.2 million for long-term liabilities relating to government loans. Finally, our subsidiary Matchmind, of which we held 59% at September 30, 2008, paid a dividend of € 1.2 million to minority interest holders.
     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on March 18, 2009, as amended by the Form 20-F/A filed with the SEC on October 1, 2009 (as amended, our “Annual Report”).
     Our net credit line payable under our credit arrangement with Abengoa as of September 30, 2009 was € 75.6 million, with € 11.7 million remaining available to us as of this date. The Company will incur no costs nor receive any payments under this arrangement unless it actually uses or loans any of the available funds.
     As of September 30, 2009, € 17.2 million was outstanding under the long term leasing obligation entered into with ING Lease (España) E.F.C., S.A. (“ING”), Credit Agricole Leasing Sucursal en España (“Credit Agricole”) and Bancantabria Inversiones, S.A., E.F.C. (“Bancantabria”) for the sale and leaseback of certain equipment previously owned by Telvent Housing.

     As of September 30, 2009, € 7.2 million was outstanding under various types of financing agreements between our subsidiary, Matchmind, and several banks.
     On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V (the “Bank”) to replace the previous one dated May 2, 2003. The original amount available to Telvent Canada under the New Credit agreement was up to approximately U.S. $21.0 million for three separate credit facilities. The amount outstanding under this agreement was € 2.0 million as of September 30, 2009. This credit agreement is considered a “demand facility” agreement, which means that there is no maturity date and that any borrowings made are repayable on demand, the Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
     On April 29, May 14 and May 21, 2009, our subsidiary, Telvent Traffic, entered into amendments to its credit agreement (the “Credit Agreement”) with Bank of America, N.A. (successor to LaSalle Bank National Association), dated May 31, 2006, for the purpose of extending the termination date of such Credit Agreement. The tenth amendment, signed on May 21, 2009, extends the termination date of the Credit Agreement to April 30, 2010, and establishes the new interest rates applicable to the loans. Loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N.V. plus a Base Rate Loan Applicable Margin of 2.00% or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus a Libor Loan Applicable Margin of 3.00%. In connection with these amendments, the Company reaffirmed its commitment to guarantee all of the obligations under the Credit Agreement. As of September 30, 2009, € 17.1 million was outstanding under the Credit Agreement.
     In connection with the acquisition of the remaining 42% of Matchmind, on May 21, 2009, as described in Note 7, the Company entered into an amendment and restatement of its unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España on September 12, 2008. Under the amended and restated unsecured loan agreement, the Company has the right to borrow from Caixa d’Estavils i Pensions de Barcelona, as a new lender, an additional € 20.0 million under two new subtranches: (i) Subtranche A1, in the amount of € 3.6 million, and (ii) Subtranche B1, in the amount of € 16.4 million. On May 21, 2009, the Company drew down the total available credit line under Subtranche A1 of € 3.6 million and also used the credit available under Subtranche B1 for € 8.4 million. On July 6, 2009, the Company drew down an additional € 7.9 million from Subtranche B1, thus fully utilizing the total available credit line under this loan.

     Subtranche A1 was due and paid in one installment on September 12, 2009. The first installment payment for Subtranche B1 in the amount of € 1.8 million was due and paid on September 12, 2009. The balance of Subtranche B1 is payable in annual installments of € 3.7 million on September 12 of each year thereafter through and including September 12, 2013. In addition, on September 12, 2009, the Company, as scheduled, repaid € 10.4 million and repaid € 5.0 million of its Tranche B. As of September 30, 2009, an aggregate amount of € 56.6 million was owed under Tranche B and Subtranche B1 (€ 42.0 million and € 14.6 million respectively). The loans bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50%. However, beginning December 31, 2009, loans under Tranche B and Subtranche B1 will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75% depending on the Company’s Net Financial Debt/EBITDA ratio. The new loan agreement includes customary provisions for transactions of this nature, including mandatory prepayments events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     On September 11, 2009, Telvent GIT, S.A. entered into a Purchase Agreement with Telvent Corporation, S.L., a subsidiary of Abengoa and existing shareholder of the Company, pursuant to which the Company acquired 370,962 of its ordinary shares, nominal value € 3.00505 per share, at a price of U.S. $18.50 per share, for an aggregate purchase price of U.S. $6.9 million (€ 4.7 million). In connection with the purchase of these shares, the Company, as borrower, entered into an unsecured, bilateral loan agreement with Caixa d’Estavils i Pensions de Barcelona, as lender. The Company made a single drawdown on September 15, 2009 in the amount of € 5.0 million. The loan will be due and payable in one installment on December 31, 2012. The loan agreement includes customary provisions for transactions of this nature, including mandatory prepayments events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     As of September 30, 2009, € 1.1 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     As of September 30, 2009, € 10.0 million was outstanding under the financing obtained by the Company, with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) in connection with El Toyo Digital City Project.
     On April 11, 2009, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.7 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities mature on April 11, 2010 and bear interest at the prevailing base lending rates published by the People’s Bank of China. As of September 30, 2009, € 0.5 million was outstanding under these facilities.
     As of September 30, 2009, € 0.7 million was outstanding under the financing facility obtained by our subsidiary, Telvent China, with Bank of Communications.
     As of September 30, 2009, € 4.3 million was outstanding under the financing obtained by our subsidiary, Telvent Trafico y Transporte, S.A. with Natixis Sucursal en España.

     On April 1, 2009, Telvent DTN made an early principal re-payment of U.S. $9.7 million (€ 6.6 million) of its balance under its Amended and Restated First Lien Credit and Guaranty Agreement with Goldman Sachs Credit Partners, LP. As of September 30, 2009, € 136.9 million was outstanding under this loan agreement. On October 21 and November 16, 2009, Telvent DTN made additional voluntary prepayments of U.S. $10,000 and U.S. $15,000, respectively, on this credit facility.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We somewhat mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of September 30, 2009, we had € 245.7 million of these obligations outstanding.
     Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our largest shareholder, Abengoa, S.A.;

•	Abengoa’s future plans with respect to us;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional services and solutions to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to increase our margins through increased sales of higher value-added advanced applications;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to retain senior management and other highly-skilled personnel;

•	our ability to increase revenues and operating margins by shifting our service and solutions mix;

•	the importance of our alliances, joint ventures and investments; and

•	our expectations regarding general economic conditions.
     We operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting under FASB Standard 815 issued on the accounting for derivative instruments and hedging activities, (pre-codification SFAS No. 133), starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
     The following tables illustrate the material foreign currency exchange risk-sensitive instruments held by the Company as of September 30, 2009 and December 31, 2008, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. For forward contracts, we provide the contract amounts and weighted average settlement prices and have grouped the forward contracts by common characteristics (e.g. by the currency in which the instruments are denominated).

As of September 30, 2009	Expected Maturity Date
In thousands	2009(*)	2010(*)	2011(*)	2012(*)	2013(*)	Thereafter	Total	Fair Value (€)
USD/EUR (1)
Contract amount (USD)	25,861	1,234	13,144	—	—	—	—	(3,949)
Average contractual Exchange rate	1.27	1.44	1.27
EUR/USD (1)
Contract amount (EUR)	17,889	921	—	—	—	—	—	329
Average contractual Exchange rate	1.47	0.71
USD/MXN (1)
Contract amount (USD)	24,879	1,781	22	—	—	—	—	(575)
Average contractual Exchange rate	0.07	0.06	0.06
MXN/USD (1)
Contract amount (MXN)	190,906	23,399	—	—	—	—	—	(47)
Average contractual Exchange rate	13.80	15.24
CAD/USD (1)
Contract amount (CAD)	35,890	402	180	—	—	—	—	534
Average contractual Exchange rate	2.23	1.04	1.01
USD/CAD (1)
Contract amount (USD)	9,046		—	—	—	—	—	(445)
Average contractual Exchange rate	0.86
AUD/KWD (1)
Contract amount (AUD)	875	1,214	—	—	—	—	—	91
Average contractual Exchange rate	4.30	4.37
EUR/BRL (1)
Contract amount (EUR)	1,975		—	—	—	—	—	(158)
Average contractual Exchange rate	0.68
USD/SEK (1)
Contract amount (USD)	145		—	—	—	—	—	40
Average contractual Exchange rate	0.15
EUR/MXN (1)
Contract amount (EUR)	4,300	28	238	—	—	—	—	82
Average contractual Exchange rate	0.05	0.05	0.05

(1)	Telvent buys the first currency mentioned and sells the second currency.

(*)	Data in columns above include the one year period ranging from September 30, 200___to September 30, 200_+1 year (i.e. 2009 includes data from September 30, 2009 to September 30, 2010 and so on)

As of December 31, 2008	Expected Maturity Date
In thousands	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (€)
USD/EUR (1)
Contract amount (USD)	4,238	220	—	—	—	—	4,458	64
Average contractual Exchange rate	1.47	1.47
EUR/USD (1)
Contract amount (EUR)	10,386	19	—	—	—	—	10,405	(14)
Average contractual Exchange rate	0.70	0.70
USD/MXN (1)
Contract amount (USD)	22,427	—	—	—	—	—	22,427	(1,919)
Average contractual Exchange rate	0.08
MXN/USD (1)
Contract amount (MXN)	166,315	2,349	—	—	—	—	168,664	(326)
Average contractual Exchange rate	11.69	11.36
CAD/USD (1)
Contract amount (CAD)	52,047	3,633	177	—	—	—	55,857	(3,232)
Average contractual Exchange rate	1.11	1.03	1.01
USD/CAD (1)
Contract amount (USD)	21,626	—	—	—	—	—	21,626	349
Average contractual Exchange rate	0.83
AUD/KWD (1)
Contract amount (AUD)	7,436	5,483	2,675	—	—	—	15,595	(1,374)
Average contractual Exchange rate	4.20	4.35	4.40
EUR/BRL (1)
Contract amount (EUR)	2,177	—	—	—	—	—	2,177	277
Average contractual Exchange rate	0.34
BRL/EUR (1)
Contract amount (BRL)	5,078	—	—	—	—	—	5,078	379
Average contractual Exchange rate	2.74
USD/SEK (1)
Contract amount (USD)	3,240	—	—	—	—	—	3,240	350
Average contractual Exchange rate	0.15
EUR/MXN (1)
Contract amount (EUR)	3,119	64	—	—	—	—	3,183	95
Average contractual Exchange rate	17.35	18.62

(1)	Telvent buys the first currency mentioned and sells the second currency.

Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year both EURIBOR and LIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases and using interest rate swaps to limit the rate risk associated with our variable-rate long term debt. These contracts mature between 2009 and 2024. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid during the nine-month period ended September 30, 2009 were € 0.5 million.
     Note 9 to our Unaudited Condensed Consolidated Financial Statements provides quantitative information about the Company’s foreign exchange and interest rate contracts by principal currency as of September 30, 2009 and December 31, 2008.
     In addition, the following tables illustrate the interest rate risk-sensitive instruments held by the Company (all options, swaps and material debt obligations) as of September 30, 2009 and December 31, 2008, respectively, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. Information on the following contract terms is provided: for options — contract amounts and weighted average strike prices; for swaps — notional amounts, weighted average pay rates, and weighted average receive rates; and for debt obligations — principal amounts and weighted average effective interest rates. The instruments are grouped based on common characteristics as follows: options — written or purchased put or call options with similar strike prices; swaps — received variable and pay fixed swaps; and debt obligations — fixed rate or variable rate, and by currency.

	Expected Maturity Date
	(In thousands)
As of September 30, 2009	2009 (*)	2010 (*)	2011 (*)	2012 (*)	2013 (*)	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating Contract amount/notional (USD)	127,650	110,400	—	—	—	—	1,886
Average rate payable	Libor 3m USD	Libor 3m USD
Average rate receivable	5.32%	5.32%

	Expected Maturity Date
	(In thousands)
As of September 30, 2009	2009 (*)	2010 (*)	2011 (*)	2012 (*)	2013 (*)	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	61,482	38,736	27,571	18,996	7,758	7,344	604
Average strike price	4.21%	4.21%	4.21%	4.18%	4.18%	4.09%

	Expected Maturity Date
	(In thousands)
As of September 30, 2009	2009 (*)	2010 (*)	2011 (*)	2012 (*)	2013 (*)	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (USD)	12,300	—	—	—	—	—	0
Average strike price	4.50%

	Expected Maturity Date
	(In thousands)
As of September 30, 2009	2009 (*)	2010 (*)	2011 (*)	2012 (*)	2013 (*)	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	26,997	1,945	1,945	169,822	—	—	200,709	123,410
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	15,500	10,500	10,500	10,500	10,500	—	57,500	52,941
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	—	—	—	5,000	—	—	5,000	4,442
Average interest rate	(3)	(3)	(3)	(3)	(3)	(3)
Variable Rate (EUR)	262	360	373	386	400	8,196	9,977	8,487
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurodollar Rate Loans: 5.5% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 3.75% if it is higher or equal.

(2)	Euribor plus spread ranging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.

(3)	Euribor plus spread ranging from 2% to 24.50% based on Net Financial Debt/EBITDA of consolidated financial statement.

(*)	Data in columns above include the one year period ranging from September 30, 200___ to September 30, 200___+1 year (i.e. 2009 includes data from September 30, 2009 to September 30, 2010 and so on)

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating Contract amount/notional (USD)	127,650	110,400	—	—	—	—	4,200
Average rate payable	Libor 3m USD	Libor 3m USD
Average rate receivable	5.32%	5.32%

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	70,239	53,329	41,198	19,524	18,815	7,916	384
Average strike price	4.21%	4.21%	4.21%	4.18%	4.18%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (USD)	12,300	—	—	—	—	—	0
Average strike price	4.50%

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	11,802	2,048	2,048	2,048	193,542	—	211,488	131,683
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	15,500	10,500	10,500	10,500	10,500	—	57,500	52,941
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	381	364	377	391	405	8,039	9,957	8,486
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurodollar Rate Loans: 5.5% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 3.75% if it is higher or equal.

(2)	Euribor plus spread ranging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.
     Further detail of the terms of our short-term and long-term debt are reflected in Notes 16 and 17, respectively, of the Notes to the Consolidated Financial Statements included in our 2008 Annual Report on Form 20-F filed on March 18, 2009, as amended by the Form 20-F/A filed with the SEC October 1, 2009, and with respect to our Audited Consolidated Financial Statements and Notes, as represented to show adjustments for our implementation of FASB Standard 810 on non-controlling interests in consolidated financial statements on our Current Report on Form 6-K furnished to the SEC on October 2, 2009 (as amended and represented, the “Annual Report”).

D. Internal Controls and Procedures
     As disclosed in our 2008 Annual Report on Form 20-F filed with the SEC on March 18, 2009 and as amended by the Form 20-F/A filed with the SEC on October 1, 2009, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Accounting and Reporting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2008, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting and Reporting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control Over Financial Reporting” included in Item 15 of our 2008 Annual Report on Form 20-F, and as amended by the Form 20-F/A filed with the SEC on October 1, 2009, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2008. There has been no change to our system of internal control over financial reporting that occurred during the quarter ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2009 and as amended by Form 20-F/A filed with the SEC on October 1, 2009 (as amended, our “Annual Report”), there have been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
     Factors that could adversely affect our future financial performance contained within the “Risk Factors” section of our Annual Report are updated by those presented below:
Risks Relating To Our Business
Our business is exposed to the risk that adverse economic conditions in our geographical areas will reduce the demand for information technology services and solutions.
     Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions, including availability of credit to us, and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Transportation segments, which constituted 68.1% of our 2008 revenues. Generalized or localized downturns or inflationary pressures in our key geographical areas could also have an adverse effect on our business and financial condition. This is particularly true in Europe where, in 2008, 51% of our revenues were generated, and in North America where, in 2008, 18.4% of our revenues were generated. As much of our business activity is highly concentrated in Spain, our business and financial condition also is largely dependent upon the general economic conditions in Spain. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected and revenues could decline.
Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.
     Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the United States and elsewhere around the world. The stress experienced by global capital markets that began in the second half of 2007 continued and substantially increased during the third and fourth quarters of 2008. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the United States have contributed to increased volatility and diminished expectations for the economy and the global capital markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession. The economic instability and uncertainty are affecting the willingness of companies to make capital spending and investment in our information technology services and solutions, therefore, these events and the continuing market upheavals may have an adverse effect on our revenues. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, ultimately, the amount and profitability of our business.
     The capital and credit markets have been experiencing extreme volatility and disruption since the last half of 2007. Continued disruptions, uncertainty or volatility in the capital and credit markets may limit our access to additional capital required to operate our business. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. In addition, these disruptions may limit the ability of potential purchasers of our services and solutions to obtain financing to purchase our services and solutions resulting in reduction or cancellations of their spending budgets and decreased revenues for Telvent. Our results of operations, financial condition, and cash flows could be materially adversely affected by continued disruptions in the financial markets.
We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Europe.
     A substantial percentage of our revenue is derived from services we provide as a contractor or subcontractor on various projects with governmental entities, including state-owned companies. In 2008, 28.6% of our revenues were derived from services we provided to governmental entities. Although a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, governments normally reconsider the funding of these projects on an annual (or more frequent) basis, particularly in the United States. Generally, these governmental entities may change the scope of, terminate or delay these projects at their convenience. The termination of, or a major reduction in the scope of, a major government project could have a material adverse effect on our results of operations and financial condition. In addition, adverse economic changes or slowdowns, changes in government, or political instability in any of the countries and regions in which we operate, particularly in the United States, Spain, Latin America, Asia-Pacific, the Middle East and Africa can impact government expenditures on infrastructure projects and, accordingly, could have a material adverse effect on our ability to achieve growth in those geographic areas.
We may not be able to manage effectively our expanding operations or integrate our acquired businesses successfully, which may impede our growth or negatively impact our performance.
     We grew significantly in 2006 and 2007 and completed the acquisition of DTN Holding Company, Inc. on October 28, 2008. Such growth has placed and will continue to place a significant strain on our managerial and operational resources. To accommodate our growth and future acquisitions and also to fulfill our obligations as a U.S. reporting company, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address internal controls, trade barriers, foreign corrupt practices and receivables collection. The success of any acquisition we make also will depend on our ability to integrate personnel and acquired assets. These efforts may not be successful. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected. Our inability to integrate successfully any businesses we acquire could cause us not to realize the degree or timing of benefits we expect and would impair our ability to achieve our growth strategy.
We may not be able successfully to extend sales of our solutions into other geographic areas, which may impede our growth.
     Part of our growth strategy is predicated on extending sales in our segments to all of the geographic areas in which we currently operate. There are unique challenges in each geographic location in which we operate and extending the geographical reach of our segments may be more difficult than we anticipate. In addition, in certain of our segments (particularly Transportation), customers are local in nature and thus, to extend our segments into new geographic areas, we will need to develop relationships with new customers. To the extent that we are unable to do so, we may not be able to implement our growth strategy.
We may need additional capital, which, if obtained, could cause us to take steps that could dilute the value of our shareholders’ investments, increase our indebtedness, or both.
     As discussed below under “Risks Relating to Being Part of the Abengoa Group,” our credit arrangements with Abengoa are one of our primary sources of borrowed capital for our working capital or other needs. Abengoa may, at its option, elect not to lend us funds under this arrangement. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access capital and bonding facilities and could have a material adverse effect on us. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our current largest individual shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares,” Abengoa currently holds, indirectly, 40% of our outstanding shares. If we were to cease to be a member of the Abengoa Group, we cannot assure you that we would be able to replace the credit arrangements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all.

Our ability to obtain new financing to fund working capital, capital expenditures, acquisitions and other needs depends on many factors beyond our control.
     It is possible that, as a result of circumstances outside of our control, such as recessions in the key geographies or markets in which we do business or instability in the financial markets, such as rapid changes in exchange rates, we may require new external financing in order to fund all of our operating, capital expenditure and investment requirements. Our ability to arrange for such financing and the cost of such financing will be dependent on numerous factors outside of our control, including:
•	general economic and capital market conditions, including exchange rates;

•	the availability of credit from banks or other lenders;

•	investor confidence in us;

•	investor views about the information technology business and the key countries in which we do business; and

•	provisions of tax and securities laws that may be applicable to our efforts to raise capital.
Restrictive covenants in the agreements governing our indebtedness and other financial obligations may reduce our operating flexibility.
     The agreements governing indebtedness and other financial obligations applicable to us and certain of our subsidiaries contain various negative and affirmative covenants, including the requirement to maintain certain specified financial ratios. These covenants reduce our operating flexibility as they limit our and certain of our subsidiaries’ ability to, among other things: incur additional indebtedness; create or incur liens; sell assets; make restricted payments, loans and investments; make capital expenditures; liquidate or dissolve the applicable companies; enter into any spin-off, transformation, merger, or acquisition, subject to certain exceptions set for in the applicable agreement; and change the nature or scope of the lines of business. If we or any of our applicable subsidiaries violate any of these covenants or requirements, a default may result and the ability of our subsidiaries to make distributions to us would be limited. Additionally, a change in control of our ownership may constitute an event of default, an acceleration right and/or a termination right under many of these agreements. As discussed below under “Risks Relating to the Public Market for Our Shares — A decision by Abengoa, our current majority shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares,” Abengoa currently holds, indirectly, 40% of our outstanding shares. We cannot assure you that, if we were to cease to be a member of the Abengoa Group, we would be able to replace these agreements on terms as favorable to us, if at all, and our failure to be able to do so could have a material adverse effect on our operations.

We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar and other currencies, which may adversely affect our results of operations.
     We are exposed to foreign exchange risk arising from various currency exposures. In 2008, approximately 69.4% of our revenues were recorded in Euros, approximately 16.3% of our revenues were recorded in U.S. Dollars and the remainder was recorded in other currencies. If we fail adequately to hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.
Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
     In certain market sectors, we depend on alliances and value-added reseller relationships to generate sales and manage existing projects. We have an agreement with Echelon for the smart metering management market and with Telvent DMS LLC for Energy Distribution Management Systems, which is an important services solution in the electricity distribution part of our Energy segment. We also have an agreement with Larson & Tubro in India in the Energy segment. In the United States and Canada, we have alliances with the Environmental Systems Research Institute for geographic information systems, OSISoft for data warehousing solutions and Symantec for security-related solutions. These agreements are for renewable one-year terms and are terminable by either party upon notice. If these relationships are not successful or if the agreements are not renewed under favorable terms, our business and growth in those countries could be negatively affected.
Problems with our third-party technology suppliers could create delays in our delivery of services, solutions and systems to our customers.
     Some of our software services, solutions and systems use other items supplied by third-party technology companies, such as operating systems, databases, protocols, interfaces, middleware and graphics engines. In these cases we have long-term agreements, usually including royalty payments, to embed these third-party products and functionalities in our solutions and systems. If we are not successful in maintaining these third-party technology supply agreements, we could encounter delays in our ability to deliver promised functionality to our customers while we investigate and install substitute technologies in our solutions and systems. These delays could adversely affect our business.
The failure of our mission-critical information technology solutions or our customers’ systems could expose us to liability.
     We provide real-time information management services and solutions for our customers’ applications that monitor and control mission-critical operational and management functions. In some cases, these systems protect product inventories from problems such as theft, leakage or spills and protect the environment and public safety. Some of our solutions also minimize outage and waste issues. If a customer’s system were to experience a critical failure or outage as a direct result of a defect in one of our solutions, whether those solutions are our own or those portions of the solutions supplied through integrated third-party technology partners, we may be subject to claims for injuries or other damages. Our insurance may not be sufficient or may not apply to any exposure we have resulting from this type of solutions failure and we may not have adequate recourse against our third-party technology partners.
Our operations depend on our facilities located throughout the world and are subject to risks that could disrupt the services that we provide.
     In providing our services, we operate out of numerous facilities worldwide. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity, computer viruses or public health concerns. A major catastrophe, such as an earthquake or other natural disaster at any of our sites, or significant political unrest, war or terrorist activity in any of the areas where we conduct operations, could result in a prolonged interruption of, or disruption to, the services we provide to our customers. We may not be able to provide our services in the manner required by our customers if any of the foregoing occur, which would damage our reputation, business and financial condition.
We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of any of these individuals, our business may be adversely affected.
     Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, Larry Stack, Ignacio González, David Jardine, José Montoya, José María Flores, José Ignacio del Barrio, Cristobal Ramos, Luis Rancé, Marcio Leonardo, Dai Yue, Javier Garoz, Bárbara Zubiría, Manuel Fernández, Carmen Rodríguez, Lidia García, and Aránzazu Caja, and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of our senior management may negatively affect our business.
We depend on the services of our technically-skilled employees and may not be able to attract or retain the employees we need.
     During periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need, which could adversely affect our business.
We may not be able to compete effectively, which would harm our business.
     We compete on our ability to provide innovative solutions to our customers. If we are unable to continue to develop innovative solutions for our customers at competitive prices, we will not be able to compete successfully. There are many companies that provide competing solutions in the business segments and in the geographic areas in which we operate. The competition we face is intense and we expect it to increase in the future. Increased competition could result in:

•	price reductions and lower revenues;

•	loss of customers;

•	lower than anticipated growth; and/or

•	loss of market share.
     In addition, our competitors may develop services and solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Honeywell, Affiliated Computer Services Inc., Indra Sistemas, S.A., SICE (Sociedad Ibérica de Construcciones Eléctricas, S.A.) and Transcore Inc. (a subsidiary of Roper Industries). Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. Also, some of our competitors have established offshore operations in countries such as India and China in order to reduce the costs of research and development and engineering services for their projects. These advantages may allow our competitors to respond more quickly to new or emerging technologies, changes in customer requirements or acquisition opportunities than we can and also reduce their costs. It is also possible that new competitors may emerge and acquire significant market share. In addition, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology services and solutions accompanying the infrastructure project.
Our acquisitions and joint venture strategy involve risks and uncertainties that may harm our business or cause it not to perform as expected.
     As part of our business strategy, we continually review potential acquisitions, joint ventures, strategic alliances, or other investments that we expect will complement our existing business. In particular, we plan to continue to rely on potential acquisitions, joint ventures, strategic alliances or other investments to help us fuel our growth by enhancing the value-added services and solutions that we can offer to our installed customer base. However, we do not know for certain that we will be able to identify suitable joint ventures, acquisitions, alliances or other investments at particular times, or that we will be able to successfully close these transactions.
     In addition, any acquisitions, joint ventures, strategic alliances, or other investments we pursue may result in numerous risks and uncertainties, including:

•	the risks associated with entering geographic or business markets in which we have no or only limited prior experience;

•	the diversion of management attention from our other business concerns;

•	the risk that an acquired business, joint venture, strategic alliance, or investment will not perform as expected or that it will expose us to unforeseen liabilities; and/or

•	the risk that our due diligence reviews of the target business may fail to evaluate accurately the fair value of the assets and liabilities of the target business, which may create disputes with the sellers of the target business and/or require us to record an impairment loss.
     To the extent we recognize goodwill in any acquisition, joint venture or strategic alliance and we later deem that goodwill to be impaired, we will recognize losses that will adversely affect our results of operations and financial condition.
Changes in technology could adversely affect our business and negatively impact our competitive position.
     The markets for our services and solutions change rapidly because of changes in customer requirements, technological innovations, new solution introductions, prices, industry standards and domestic and international economic factors. New solutions and technologies may render existing information, technologies, services or technology infrastructures obsolete, excessively costly or otherwise unmarketable. If we are unable to introduce and integrate new technologies into our services and solutions in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired. In addition, our strategy to increase our gross margins through increased sales of higher value-added, advanced applications would be impaired.
Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may reduce the value of our services and solutions and brand and may impair our ability to compete effectively.
     Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. While we currently hold or have pending a large number of registered trademarks and solution names that we believe reduce the risk of third-party infringement, we currently hold no material patents or registered copyrights, and we rely primarily on a combination of trade secret, copyright and other intellectual property laws, nondisclosure and other contractual agreements, and technical measures to protect our rights in our proprietary technology. These measures may not be sufficient to protect our proprietary technology from third-party infringement and could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks to the protection of our proprietary technology because our solutions are sold in markets such as the Asia-Pacific region and Latin America that provide less protection for intellectual property than is provided under U.S. or Spanish laws. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our services and solutions and brand, and harm our operating results.
Labor and employment laws in Spain and other geographic areas in which we operate may make it difficult for us to reduce our workforce if we deem it advisable.
     Approximately 59% of our workforce is located in Spain. With our acquisition of Matchmind in 2007, the number of our employees located in Spain increased significantly. Spanish law places significant limitations on and imposes a number of procedural requirements for an employer’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. In addition, approximately 7% of our workforce is located in Latin America and approximately 7% of our workforce is located in Canada, where labor and employment laws regarding workforce reductions are more restrictive than is typical in the United States. Approximately 23% of our workforce is located in the United States.
Our business may suffer if we are sued for infringing on the intellectual property rights of third parties.
     We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. In the future, third parties may assert infringement claims alleging infringement by our current or future services or solutions. These claims may result in protracted and costly litigation, may subject us to liability if we are found to have infringed third parties’ intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of our business.
We may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares.
     In 2004 and prior years, under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa to purchase our shares. In addition, in 2006, members of our senior management participated in a stock purchase plan involving Abengoa’s shares. In the future, we may adopt an equity-based compensation plan that may be dilutive to current shareholders’ ownership interest in our shares or may adversely affect the prevailing market prices for our shares. Our board of directors and our shareholders have approved an amendment to our Extraordinary Variable Compensation Plan to permit the plan’s participants to elect to receive certain of their awards in the form of our ordinary shares, rather than cash. Cash awards will be converted into the number of our shares determined by dividing the amount of the cash award by $18.50. An aggregate of 370,962 of our shares will be available for award under the plan. On September 15, 2009, we purchased those 370,962 shares from Telvent Corporation, S.L. at a purchase price of $18.50 per share. Until the shares are issued pursuant to the plan, under Spanish law they will be treated and will count for purposes of determining a quorum for matters presented for a vote of shareholders as issued but not outstanding.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.
     The assets listed in our consolidated balance sheets as of December 31, 2008, include, among other things, goodwill valued at approximately € 345.3 million and other intangible assets valued at approximately € 48.4 million. The applicable accounting standards require that goodwill is not amortized, but rather is subject to impairment testing annually, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset. If our goodwill was deemed to be impaired in whole or in part due to our failure to achieve our goals, we could be required to reduce or write off such assets, which could have a material adverse effect on our operating results.
Risks Relating to Being Part of the Abengoa Group
Abengoa, our current largest individual shareholder, is in a position to significantly influence matters requiring a shareholder vote, and this ownership concentration may adversely affect the market price of our shares, as well as the ability of our other shareholders to influence matters subject to a shareholder vote.
     Abengoa currently owns, indirectly, 40% voting interest in our outstanding shares and has significant influence over all matters submitted for shareholder vote, as well as the ability to call an extraordinary meeting of shareholders (which, under Spanish law, a holder of 5% or more of issued shares can do). At any such meeting, or at our ordinary general meeting of shareholders, as a result of Abengoa’s current ownership of our shares, Abengoa has significant influence over any decision to:
•	elect at least a majority of our directors;

•	effect certain amendments to our bylaws and other organizational documents;

•	control our decisions regarding debt incurrence, stock issuance (including the abolition of preemptive rights for specific stock issuances) and the declaration and payments of dividends;

•	control our management;

•	approve or reject any merger, consolidation or sale of substantially all of our assets; and

•	increase our capital.

     This concentration of ownership of our shares could delay or prevent mergers, tender offers or other purchases of our shares. Therefore, this concentration of ownership may adversely affect our share price or the liquidity of our shares. Abengoa may choose to vote in a manner that is not consistent with the desires of the other owners of our shares or in a manner that the other owners of our shares do not consider to be in their best interest. In addition, any significant change in Abengoa’s ownership structure could have a material effect on the manner in which Abengoa exercises its voting power.
Our ability to implement our business strategy may be negatively affected by Abengoa’s financial condition, its other business opportunities and its agreements with its lenders.
     Although we are not directly responsible for the repayment of any loans made by third parties to Abengoa, Abengoa’s current credit facility contains and its credit facilities in the future may contain covenants between the Abengoa Group and its lenders that take into account our financial performance and financial condition as a consolidated entity. Certain kinds of transactions that we may wish to undertake might require the consent or approval of Abengoa’s lenders in order for Abengoa to avoid a default under its agreement with those lenders because of the indirect restrictions imposed on us by the terms of Abengoa’s credit facility. These indirect restrictions arise out of covenants made by Abengoa in its credit facility that require Abengoa to ensure that none of its subsidiaries, including us, grant security interests in or dispose of assets, make loans or otherwise extend credit, or enter into merger or combination transactions, other than in the ordinary course of their respective businesses. These covenants have the indirect effect of restricting our ability to take any of these actions or engage in any of these transactions, even if we consider them to be in our interest, because Abengoa has agreed with its lenders to ensure that we do not do so. In addition, Abengoa’s credit facility limits Abengoa’s ability to incur debt as calculated on a consolidated basis to include Abengoa and its subsidiaries, including us. These restrictions on Abengoa could have the indirect effect of limiting our ability to incur additional indebtedness when it might otherwise be in our interest to do so. Our ability to implement our business strategy could be affected adversely by Abengoa’s compliance with its obligations under its credit facilities.
As our contracts with Abengoa were negotiated between parties under common control, it is possible we may have been able to obtain better terms from third parties or may not be able to replace them with equally favorable arrangements in the future.
     Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties, and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is one of our primary sources of borrowings. In addition, we recognized revenues in 2008 of € 33.0 million from services that we and our subsidiaries provided to Abengoa, primarily for the provision of communications, IT and related services, and we recognized expenses in 2008 of € 16.4 million related to services, supplies and leased facilities provided by Abengoa to us. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these existing agreements were terminated for any reason, we cannot be certain that we would be able to enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our net income, limit our available borrowings and adversely affect our ability to achieve our growth objectives.
     We are currently engaged with Abengoa in a strategic review of our existing arrangements pursuant to which we provide communications, IT and related services to Abengoa, in connection with the reduction of Abengoa’s percentage ownership of our shares. As a result of that strategic review, we may determine, among other possible alternatives, to sell all or a portion of our outsourced services business to Abengoa and to enter into a services agreement with Abengoa in respect of those services. Any such transaction with Abengoa would be on terms approved by our Audit Committee.
Abengoa is not required to provide any security for the funds we lend to it under our credit arrangement and any such loans will be treated as subordinated debt under Spanish law, which may limit our ability to be repaid and impair our financial condition in the event of Abengoa’s insolvency or bankruptcy.
     Under our credit arrangements with Abengoa, we may lend up to € 81.6 million at any one time to Abengoa for a period not to exceed one year. These arrangements are unsecured and may provide Abengoa with funds on a more favorable basis than otherwise available to it from non-affiliated third parties. We may not be repaid or receive the interest we have earned on those funds. Abengoa has significant other indebtedness currently outstanding, some or all of which may be secured or otherwise senior to us upon Abengoa’s insolvency or bankruptcy, which would also make it more difficult for us to be repaid upon any insolvency or bankruptcy. According to Spanish insolvency law, any loan between an insolvent or bankrupt company that forms part of a group and any of its affiliated companies will be considered to be a subordinated loan for the purposes of the bankruptcy or insolvency proceedings. As a result of that subordination, payment of that affiliate loan shall be subject to the prior payment by the insolvent or bankrupt company of its other indebtedness and trade payables that are not expressly subordinated by law. Accordingly, under Spanish law, any money we loan to Abengoa may be considered to be subordinated debt of Abengoa in the event of Abengoa’s insolvency or bankruptcy.
Risks Relating To Our Organization Under Spanish Law
We are a Spanish corporation and it may be difficult to enforce judgments against us in U.S. domestic courts.
     We are a corporation organized under the laws of the Kingdom of Spain. In addition, most of the members of our board of directors and most of our senior management are residents of, and most of their assets are located in, jurisdictions outside of the United States. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the United States upon us or these persons regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.
     Our counsel has advised us that it is doubtful that a lawsuit based upon U.S. securities laws could be brought in an original action in Spain and that it is doubtful that a foreign judgment based on the U.S. securities laws could be enforced in Spain. Our counsel has also advised us that the courts of Alcobendas, Madrid, Spain have exclusive jurisdiction for challenging corporate resolutions, while the general rules of jurisdiction and international treaties will apply to any other claims by shareholders against us.
Abengoa can exercise significant influence over the timing and amount of any dividends that we pay in the future.
     Our bylaws and Spanish law require shareholder approval in order for us to declare dividends. If we declare dividends in the future, we may not be able to pay them more frequently than annually due to certain provisions of Spanish law. Although we will declare any dividends in Euros as required under Spanish law, we intend to pay dividends in U.S. Dollars. Any holders of our shares outside of the United States may incur costs associated with receiving dividends in U.S. Dollars. Our ability to pay any dividends and the effect of any such dividends on our financial position will be affected by changes in exchange rates. The amount of the dividends we may pay will be based on a calculation of our net income in Euros in accordance with Spanish GAAP. Also, Abengoa is subject to the requirements of Spanish law and can excersise significant influence over any decision relating to the declaration and payment of dividends.
The rights and responsibilities of our shareholders are governed by our bylaws and Spanish law and differ in some respects from the rights and responsibilities of shareholders under U.S. laws. In particular, our shareholders do not have appraisal rights in the case of a merger or consolidation.
     The rights and responsibilities of holders of our ordinary shares are governed by our bylaws and by Spanish law. These rights and responsibilities differ in some respects from the typical rights and responsibilities of shareholders in U.S. corporations. For example, under Spanish law, we are required to set aside 10% of our net income as a legal reserve until the balance of the reserve is equivalent to at least 20% of our issued share capital. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually and Spanish law does not grant appraisal rights to a corporation’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the corporation.
     At our ordinary general meeting, shareholders are asked to approve the actions of our management, the financial statements of our previous fiscal year and the allocation of our net income and loss (and any other issues that may be presented by the Board). If our shareholders do not approve our Spanish GAAP financial statements, we cannot file our annual accounts with the Mercantile Registry of Madrid. In certain circumstances, if the annual accounts are not registered within one year from the end of the relevant fiscal year, we would be precluded from registering any other resolutions with the Mercantile Registry until we have filed our annual accounts.
     Additionally, pursuant to our bylaws and the Spanish Corporation Law, shareholders have preemptive rights to subscribe for any new shares issued by us, including the ordinary shares. These preemptive rights may be voluntarily waived by our shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of Spanish Corporation Law. Our ability to raise funds through the sale of ordinary shares in the future, our ability to use our ordinary shares to make acquisitions, and our ability to provide management with equity-based compensation, could be adversely affected by these preemptive rights and our ability to have these preemptive rights voluntarily waived or abolished by our shareholders.
Provisions of our bylaws and Spanish law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore prevent payment of any expected acquisition premium on the price of our shares.
     Provisions of Spanish corporation and tax law may have the effect of delaying, preventing or making it more difficult for another entity to merge with or acquire us. Further, as is the case in civil law jurisdictions generally, a merger or takeover in Spain is subject to substantially more administrative process than would be the case in a typical U.S. jurisdiction. This additional administrative process could protract or make more expensive the process of effecting such a transaction. Under Spanish law, directors of a corporation may be elected to serve for terms of up to six years and we have adopted five-year terms for our directors, although actions taken at the general shareholders’ meeting may result in the directors being removed at any time. As a result of these five-year terms, not all of our directors will be elected each year. This may have the result of delaying or making more expensive an attempt to effect a change of control of our company. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Spanish law. This could cause our shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.
Risks Relating to the Public Market for Our Shares
As a result of the sale by Abengoa’s wholly-owned subsidiary, Telvent Corporation, S.L., of 3,650,000 shares on November 2, 2009, we will likely cease to be a “foreign private issuer” for purposes of the U.S. securities laws. If we are no longer a foreign private issuer, we will be subject to substantial additional disclosure, reporting, and governance requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the listing rules of The NASDAQ Global Select Market (the “NASDAQ Rules”), which would result in additional expense and the diversion of senior management attention from our business strategy.
     As a foreign private issuer, we are generally exempt from certain reporting requirements of the Exchange Act, as well as the provisions of the Exchange Act and the NASDAQ Rules governing the solicitation of proxies and the provision of proxy statements and other materials to shareholders prior to shareholder meetings. We will likely cease to qualify as a foreign private issuer, effective as of January 1, 2011, following the November 2009 sale of 3,650,000 shares by Telvent Corporation, S.L. If we no longer qualify as a foreign private issuer, we would be subject to the substantially more extensive proxy disclosure requirements imposed by the Exchange Act and the NASDAQ Rules, and would be required to file annual, quarterly, and periodic reports on Forms 10-K, 10-Q, and 8-K within the time periods required by the Exchange Act, which are significantly shorter than the time periods required of foreign private issuers for the less-extensive periodic reporting required of them. We would also be subject to Regulation FD of the Exchange Act, regulating the selective disclosure of non-public information, and our directors, senior management and affiliates would be subject to the disclosure and other requirements of Section 16 of the Exchange Act in respect of their ownership of and transactions in our shares. Further, we are currently exempt from the corporate governance provisions of the Exchange Act and the NASDAQ Rules that would require our board of directors to include a majority of independent members and to maintain independent audit, nomination, and compensation committees, although we voluntarily comply with such rules. The NASDAQ Rules also provide an exemption to foreign private issuers who follow their home country laws from the requirement that shareholders be given the opportunity to vote on equity compensation plans and material revisions thereto; should we fail to qualify as a foreign private issuer, we would be required to submit any equity compensation plans to a vote of our shareholders. Compliance with the foregoing additional disclosure and compliance requirements would involve substantial initial and on-going expense, and implementing our compliance with these requirements would require substantial senior management time and attention that otherwise would be spent implementing our business strategy.
Our shares may be affected by volume fluctuations, may fluctuate significantly in price and our liquidity may be affected by our current majority shareholder.
     Our shares are currently traded on The NASDAQ Global Select Market. The average daily trading volume of our shares during 2008 was 23,766 shares. The high and low closing price for our shares for the fiscal year ended December 31, 2008 was $28.25 and $7.33, respectively. Our shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our shares without regard to our operating performance. The price of our shares may fluctuate as a result of a variety of factors beyond our control, including changes in our business, operations and prospects, developments in patents and other proprietary rights and general market and economic conditions.
     Abengoa and our senior management currently own approximately 44% of our outstanding shares. Consequently, a significant portion of our shares may not be traded frequently, if at all. In addition to the recent continuing stress and volatility in the global capital markets, the public equity markets for the securities of information technology companies have from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our shares, and could prevent our shareholders from recouping their investments in our shares or selling their shares at a profit.
Future sales by our shareholders of a substantial number of our shares in the public market could adversely affect the price of our shares.
     If our shareholders sell substantial amounts of our shares, the market price of our shares could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The shares that we sold in our initial public offering are eligible for immediate resale in the public market without restrictions, and the shares our affiliated shareholders hold may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements and provided that the circumstances in which they are offered or sold in Spain do not constitute an offer of securities under Spanish law. Of the 4,847,059 ordinary shares that we sold in our private placement transaction completed on October 28, 2008, Abengoa has previously sold, pursuant to a registration statement we filed with the United States

Securities and Exchange Commission on December 4, 2008 and which became effective on February 15, 2009, all of the 3,576,470 shares that it so acquired. The remaining 1,270,589 ordinary shares that we sold in our private placement transaction are eligible for resale to the public. All 3,650,000 shares previously sold pursuant to a registration statement we filed with the United States Securities and Exchange Commission on October 2, 2009 and which became effective on October 27, 2009 are eligible for immediate resale in the public market without restrictions.
A decision by Abengoa, our largest individual shareholder, regarding the disposition of the balance of its holdings in our shares, could adversely affect our operations and the price of and market for our shares.
     Abengoa holds, indirectly, 40% of our outstanding shares and is our largest individual shareholder. We cannot provide any assurance as to whether or not Abengoa will determine to sell any or all of the remainder of our shares or the timing of any such sale by Abengoa. The process of evaluating a potential sale by Abengoa of the balance of its holdings in our shares, whether or not a sale ultimately is consummated, could divert significant management time and attention away from the operation of our business. The commencement of such a transaction, or the perception that such a transaction may occur, may have an adverse effect on the market price for our shares; the uncertainty that may result in our customers delaying or canceling the award of contracts; our employees leaving Telvent; and/or our credit and bonding facilities becoming more difficult to arrange or renew.
     If we cease to be treated as a member of the Abengoa Group, we cannot assure you that we would be able to replace the service agreements and credit agreements we currently have in place with Abengoa with other arrangements on terms equally favorable to us, if at all, which could have a material adverse effect on our operations. In the event that Abengoa sells all or a portion of its remaining holdings in our shares to another party, our other shareholders may not be eligible to participate in the sale, and any premium paid by the acquirer for the shares it purchases from Abengoa would not benefit our other shareholders.
If, as a result of dispositions of our shares by Abengoa, we cease to be a “controlled company” for purposes of the NASDAQ Rules, we will need to comply with the corporate governance requirements of The NASDAQ Global Select Market.
     After giving effect to the sale by Abengoa’s wholly-owned subsidiary, Telvent Corporation, S.L., of 3,650,000 of our ordinary shares on November 2, 2009, Abengoa indirectly owns 40% of our outstanding shares and we therefore are no longer considered a “controlled company” under the NASDAQ Rules. Therefore, we must comply with the provisions of the NASDAQ Rules that require a majority of our board of directors to be independent and that we have nominating and compensation committees comprised entirely of independent directors, which we already voluntarily comply with. Failure to comply could result in our shares being delisted. Any delisting of our shares would likely have a material adverse effect on the liquidity and trading market for our shares.

You will not be able to trade our shares on any exchange outside the United States
     Our shares are only listed in the United States on The NASDAQ Global Select Market and we have no plans to list any of our shares in Spain or any other jurisdiction. As a result, a holder of our shares outside of the United States may not be able to effect transactions in our shares as readily as it could if our shares were listed on an exchange in that holder’s home jurisdiction.
C. Submission of Matters to a Vote of Security Holders
     Our Extraordinary Meeting of Shareholders was held on November 19, 2009. The following matters were voted on by the shareholders:

		For	Against	Abstain
1.	Approval of the amendment of Article 24 of the Corporate Bylaws (Composition of the Board of Directors) to permit compensation to the Directors in the form of the Company’s ordinary shares.	24,035,368	155,974	13,912
2.	Approval of the use of Company ordinary shares held as treasury stock for sale or compensatory awards to the Company’s workers, employees or directors.	24,145,249	45,251	14,754
3.	Ratification of the amendment of the Extraordinary Variable Compensation Plan to provide Company ordinary shares to directors, among others.	24,156,420	28,582	20,252
4.	Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.	24,182,523	7,572	15,159
5.	Approval, as the case may be, of the minutes of this meeting as may be required by law.	24,185,424	4,521	15,309

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer
Date: November 30, 2009

Exhibit Index
4.1	Amended and Restated Extraordinary Variable Compensation Plan adopted by the shareholders at an extraordinary meeting of shareholders on November 19, 2009 (English Translation).

4.2	Second Amended and Restated Credit and Guaranty Agreement, dated October 26, 2009, by and among Telvent DTN, Inc. (as borrower), General Electric Capital Corporation (as administrative agent and collateral agent) and the various Lenders named therein.

4.3	Loan Agreement, dated September 11, 2009, by and between Telvent GIT, S.A. (as borrower), Telvent Export, S.L., Telvent Tráfico y Transporte, S.A., Telvent Energía, S.A., Telvent Farradyne Inc, Telvent USA, Inc, Telvent Traffic North America Inc, Telvent Canada, LTD, Telvent Brasil, S.A., Telvent Portugal, S.A., Telvent Mexico, S.A. de Capital Variable, Telvent Housing, S.A., Telvent Outsourcing, S.A., Telvent Servicios Compartidos, S.A., Telvent Interactiva, S.A. Telvent Environment, S.A. Matchmind Holding, S.L. Telvent Miner & Miner (as guarantors) and Caja de Ahorros y Pensiones de Barcelona (as lender) (English Translation).